STOCK PURCHASE AGREEMENT

BETWEEN

HMS HOLDINGS CORP.

(BUYER)
AND
DENNIS DEMETRE, LORI LEWIS, JOHN ALFRED LEWIS, and CHRISTOPHER BRANDON LEWIS
(SELLERS)
AND
ALLIED MANAGEMENT GROUP – SPECIAL INVESTIGATION UNIT
(COMPANY)
TABLE OF CONTENTS

Page

SCHEDULES AND EXHIBITS

Schedule 2.4(a)
Schedule 2.5
Schedule 2.7
Schedule 4.3.2
Schedule 5.6
Schedule 5.7
Schedule 5.8
Schedule 5.9
Schedule 5.10
Schedule 5.11
Schedule 5.13
Schedule 5.14
Schedule 5.15
Schedule 5.16
Schedule 5.17
Schedule 5.18
Schedule 5.19
Schedule 5.20
Schedule 5.21
Schedule 5.22
Schedule 5.23
Schedule 5.24
Schedule 5.25
Schedule 5.26
Schedule 5.29
Schedule 5.32
Schedule 5.34
Schedule 6.5
Schedule 6.7
Schedule 10.1
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	Estimated Closing Balance Sheet
Payoff of Certain Liabilities
Purchase Price Allocation
Retrospective Review Prospects
Financial Information
Absence of Certain Matters
Absence of Undisclosed Liabilities
Information Regarding Prior Names of Company
Tax Matters
Real Property Leases
Other Tangible Personal Property
Accounts Receivable
Accounts Payable
Proprietary Rights
Actions Regarding Proprietary Rights
Computer Software
Contracts
Adequacy of Assets
Relationship with Vendors
Labor Relations
Employee Benefit Plans and Benefit Arrangements
Employment and Compensation Arrangements
Insurance
Permits and Approvals
Litigation
Brokers
UCC Liens
Brokers
Employees
Continuing Employees and Management

EXHIBITS

Exhibit A – Shares
Exhibit B – Escrow Agreement
Exhibit C – Consultant Agreement between Buyer and Dennis Demetre
Exhibit D – Consultant Agreement between Buyer and Lori Lewis
Exhibit E – Employment Agreement between Buyer and Shawn Salkeld
Exhibit F – Contingent Payment Form

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”) is entered into effective as of      , 2010, by and among HMS Holdings Corp., a New York corporation (“Buyer”), and Dennis Demetre, Lori Lewis, John Alfred Lewis, and Christopher Brandon Lewis (each a “Seller” and collectively the “Sellers “) and Allied Management Group – Special Investigation Unit, Inc., a California corporation (“Company’) (each a “Party” and collectively the “Parties”).

RECITALS

WHEREAS, the Sellers own the number of issued and outstanding shares (the “Shares”) of Common Stock of the Company set forth opposite their respective names on Exhibit A. As of the Closing, the Shares will represent 100% of the issued and outstanding shares of capital stock of the Company.

WHEREAS, Sellers desire to sell and the Buyer desires to acquire all the Shares for the consideration and otherwise upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements contained herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the term:

“Acquisition” means the purchase and sale of the Shares pursuant to this Agreement.

“Actions” or “Proceedings” means any action, suit, proceeding, arbitration, or investigation whether by a Governmental or Regulatory Authority or otherwise.

“Adjusted EBITDA” has the meaning assigned in Section 4.5.

“Affiliate” means, with respect to a Party, any Person directly or indirectly controlling, controlled by, or under common control with such Party. For purposes of this definition, the terms “controlling,” “controlled by,” or “under common control with” mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Party, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50 percent of the directors, managers, members, or individuals exercising similar authority with respect to such Party.

“Ancillary Agreements” means the Escrow Agreement and all other agreements, documents, and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents, or instruments entered into at or prior to Closing in connection with this Agreement or the transactions contemplated hereby.

“Audit Adjusted EBITDA” has the meaning assigned in Section 4.4.

“Audit Services” means one-time, special audits of health care claims, outside the normal course of services, for providers, insurers, and other types of third party payors, including arrangements to perform regulatory-delegated oversight audits; claims payment accuracy audits; fraud, waste, and abuse compliance audits; DRG coding and payment audits; and other specially-requested audits.

“Base Purchase Price” means Thirteen Million Dollars ($13,000,000).

“Business” means all services or programs provided by Company related to fraud, waste, and abuse detection systems which the Company currently provides to healthcare providers, plans, insurers, and governmental payors in connection with their claims editing and investigation services including Audit Services, Prospective Review Services, and Retrospective Review Services.

“Buyer” has the meaning assigned in the first paragraph of this Agreement.

“Cash” means all of the Company’s cash and cash equivalents in any currency.

“Claims Review Adjusted EBITDA” has the meaning assigned in Section 4.3.

“Closing Cash Payment” has the meaning assigned in Section 2.4(e).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidential Information” means any and all information (excluding information in the public domain and information previously known to another party or provided to a party from a party not subject to a confidentiality restriction) related to the Business, including, without limitation, information concerning pricing and pricing policies; marketing techniques; lists of present and former vendors; methods and manner of operations; computer software; employee names, employee compensation and benefits; information relating to the identity and location of all past, present, and prospective customers; any and all other trade secrets or proprietary and confidential information of the Company relating to the Business together with all written, graphic, and other materials relating to all or any part of the same; and any other confidential information belonging to customers or suppliers of the Company.

“Contingent Payments” has the meaning assigned to it in Section 4.1

“Continuing Employees” mean those employees and/or independent contractors who support the continuing operations of the Business following the Closing and who accept employment or continuance of the independent contractor arrangement with Company in accordance with Section 10.1 of this Agreement. Continuing Employees shall not include Shawn Salkeld, Dennis Demetre or Lori Lewis, each of whom shall be engaged pursuant to the terms of their respective agreements with the Company.

“Dispute Accountant” shall mean an accounting firm to be mutually selected by Sellers’ Representative and Buyer, which at the time of such selection is not then rendering services for Company or Buyer or their respective Affiliates.

“Division” has the meaning assigned to it in Section 4.2.

“Encumbrances” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, option, right of first refusal, restriction of any kind, or any conditional sale contract, title retention contract, or other contract to give any of the foregoing.

“Environmental Laws” means all requirements of laws at the time of Closing which regulate any Hazardous Material or the use, handling, transportation, production, spill, leaking, pumping, injection, deposit, disposal, discharge, dispersal, release, threatened release, migration, emission, sale or storage of, or the exposure of any Person to, a Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” means [JP Morgan Chase Bank]

“Escrow Agreement” means the Escrow Agreement in the form of Exhibit B hereto among Buyer, Sellers, and the Escrow Agent.

“Escrow Deposit” means an amount equal to Three Million Five Hundred Thousand Dollars ($3,500,000).

“Estimated Net Cash Adjustment” has the meaning assigned in Section 2.4(d).

“Estimated Net Cash at Closing” is Company’s estimate of Cash at Closing.

“Estimated Closing Balance Sheet” has the meaning assigned in Section 2.4(a).

“Estimated Working Capital” has the meaning assigned in Section 2.4(a).

“Estimated Working Capital Adjustment” has the meaning assigned in Section 2.4(c).

“Final Working Capital Amount” has the meaning assigned in Section 2.6(b).

“GAAP” means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official, or other instrumentality of the United States or any state, county, city, or other political subdivision therein.

“Hazardous Material” means any material or substance that at the time of Closing is prohibited or regulated by any requirement of law or that is now designated by any Governmental or Regulatory Authority to be radioactive, toxic, hazardous, or otherwise a danger to health, reproduction, or the environment.

“Indebtedness” means, without duplication, the sum of (a) the principal amount of any indebtedness of the Company for borrowed money outstanding immediately prior to the Closing, including related fees and expenses, (b) all payment obligations of the Company for the deferred purchase price for purchases of goods and services (other than trade payables or accruals incurred in the ordinary course of business), (c) any off balance sheet financing of the Company in existence immediately prior to the Closing, (d) any payment obligations of the Company under capital leases, and (e) any indebtedness of the type referred to in clauses (a) through (d) above of any Person other than the Company in existence immediately prior to the Closing which is either guaranteed by, or secured by a security interest upon any property owned by, the Company.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Sellers” or “Sellers’ Knowledge” means the actual knowledge of each of Dennis Demetre, Lori Lewis Shawn Salkeld, John Alfred Lewis, and Christopher Brandon Lewis, who collectively have primary or supervisory responsibility for each matter at issue in this Agreement with respect to which a knowledge qualifier is expressed.

“Liabilities” means all Indebtedness, earned deferred compensation, and obligations of any kind (whether absolute, accrued, contingent, asserted, unasserted, fixed or otherwise, or whether due or to become due).

“Loss” or “Losses” means any and all damages, fines, penalties, deficiencies, losses, judgments, costs and expenses (including interest, court costs, and reasonable fees of attorneys, accountants, and other experts), and other reasonable expenses of litigation or other Proceedings with respect to any claim, default or assessment.

“Material” or “Material Adverse Effect”: As used in Articles V and VI, (1) a condition, event, act, or other transaction is considered to be “Material” or to have a “Material Adverse Effect” only if it would result in a cost or financial loss of $10,000 or more; and (2) a statement regarding the quality or other attribute of a condition, event, act, or other transaction is considered to hold “in all Material respects” at a given time so long as any variation does not result in a cost or financial loss of $10,000 or more; provided, however, the foregoing shall not be deemed to include any event, change or effect which arises with respect to (1) conditions of change that are primarily the result of the national economy whereby the effect or change is generally universal upon businesses as a whole or within an industry as a whole, or (2) uniformly applied Laws (as defined in Section 5.27) that have general applicability to business as a whole or an industry as a whole.

“Notice of Disagreement” has the meaning assigned in Section 2.6(b).

“Order” means any writ, judgment, decree, injunction, or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Permits and/or Approvals” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, franchises, and similar consents granted or issued by any Governmental or Regulatory Authority.

“Permitted Encumbrances” means: (i) liens arising in the ordinary course of the Business by operation of law for amounts not yet due in favor of carriers, warehousemen, mechanics, landlords, and materialmen; (ii) liens for current taxes not yet due or any taxes being contested in good faith by appropriate Proceedings and as to which appropriate reserves have been established that are reflected on the Balance Sheet; and (iii) those liens identified on Schedule 2.5.

“Person” includes both natural persons and legal entities of any kind, including corporations, limited liability companies, and partnerships.

“Proprietary Rights” means any and all of the following and all rights in, arising out of, or associated therewith throughout the world:

(i) all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, “Issued Patents”); all published or unpublished nonprovisional and provisional patent applications, reexamination Proceedings, invention disclosures, and records of invention (collectively “Patent Applications” and, with the Issued Patents, the “Patents”);

(ii) all copyrights, copyrightable works, and mask work rights, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of Sellers of copyrightable works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, mask work conventions (collectively, “Copyrights”);

(iii) trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively, “Trademarks”), and domain name registrations;

(iv) all proprietary technology, ideas, inventions, designs, information, manufacturing and operating specifications, know-how, formulae, trade secrets, technical data, computer programs, hardware, software, and processes, including the Automated Claims Evaluator (ACE), Automated Investigation Management System (AIMS) and the Special Investigation Unit (SIU);

(v) all databases and data collections, excluding client specific data, and all rights therein; and all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Internet addresses, sites (and all content contained therein), and domain names; and

(vi) all documentation related to any of the foregoing.

“Prospective Review Services” means ongoing, periodic reviews of health care claims for insurers and other types of third party payors, including forward and backward looking analyses conducted utilizing the ACE, AIMS, and/or SIU.

“Purchase Price” has the meaning assigned in Section 2.2.

“Retained Liabilities” has the meaning assigned in Section 2.5.

“Retrospective Review Services” means a singular review and analysis of an historical paid-claims data set of for insurers and other types of third party payors, for purposes of recovering overpayments resulting from fraud, waste, abuse, and/or error.

“Shares” has the meaning assigned in the Recitals to this Agreement.

“Seller Expenses” means (without duplication), to the extent not paid before the Closing, (i) the collective amount payable by the Company to outside legal counsel, accountants, advisors, brokers, and other third parties, and all other out-of-pocket costs and expenses incurred by the Company (or by the Sellers, to the extent such costs and expenses are deemed a liability of the Company) in connection with the sale of the Company and (ii) any amount payable to any consultant, officer, director, or employee of the Company in the nature of a sale bonus as a result of the consummation of the transactions contemplated by this Agreement.

“Sellers’ Representative” has the meaning assigned to it in Section 15.1.

“Straddle Period” has the meaning assigned in Section 13.1.

“Target Net Cash” means an amount equal to Fifty Thousand Dollars ($50,000).

“Target Working Capital” means an amount equal to One Hundred Fifty Thousand Dollars ($150,000).

“Tax Returns” means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including combined or consolidated returns for any group of entities that includes the Company.

“Taxes” means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, units, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by a governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any tax liability.

“Third Party” means any Person (including, but not limited to, a Governmental or Regulatory Authority) not an Affiliate of the other referenced Person or Persons.

“Working Capital Amount” as of any date means total current assets other than Cash, less total current liabilities as of such date in each case as such term has historically been used on Company’s balance sheet. Current assets shall include accounts receivable, prepaid expenses, deposits, and employee advances. Current liabilities shall include accounts payable, accrued bonuses, accrued employee vacation, and the amount of the Company’s suspense clearing account. Accounts payable to and accounts receivable from Sellers shall be excluded from the calculation of Working Capital Amount.

ARTICLE II

PURCHASE AND SALE OF SHARES

2.1. Purchase and Sale. On the terms and subject to the conditions contained in this Agreement, at the Closing, the Sellers will sell, convey, transfer, assign, and deliver to the Buyer, and the Buyer will acquire from the Sellers, the Shares, free and clear of any and all Encumbrances.

2.2. Purchase Price. Subject to the potential purchase price adjustments described in Section 2.4 and 2.6 below, the aggregate purchase price to be paid by the Buyer for the Shares shall be an amount equal to (i) the Base Purchase Price, minus (ii) the amount of payments by the Buyer to discharge Retained Liabilities, plus (iii) the Contingent Payments payable in the manner provided in Article IV.

2.3. Establishment of Escrow Account. At Closing, Buyer and the Sellers shall enter into the Escrow Agreement, in the form of Exhibit B, to hold the Escrow Deposit in escrow pursuant to the terms of the Escrow Agreement. As provided in the Escrow Agreement, the Escrow Deposit shall be subject to release at the rate of fifty percent (50%) on the first anniversary of the Closing Date, and twenty-five percent (25%) on each of the second and third anniversary dates of the Closing Date.

2.4. Estimation and Payment of Purchase Price and Retained Liabilities

2.4.1. Estimated Closing Balance Sheet. No later than three (3) business days prior to the Closing Date, Sellers’ Representative shall deliver to Buyer a consolidated balance sheet of the Company as of the Closing Date (“Estimated Closing Balance Sheet”), prepared in accordance with GAAP and the Company’s past practices, and a good faith written estimate of the Working Capital Amount as of the close of business on the Closing Date (“Estimated Working Capital”) calculated in accordance with the example set forth on Schedule 2.4, and the Net Cash at Closing (“Estimated Net Cash at Closing”). Sellers shall cause the Company to distribute any Net Cash in excess of the Target Net Cash prior to issuance of the Estimated Closing Balance Sheet, in order to minimize the purchase price adjustments required at Closing.

2.4.2. Payment Instructions Letter. No later than three (3) business days prior to the Closing Date Sellers’ Representative shall also deliver a payment instructions letter setting forth the respective amounts, payees, and wiring instructions relating to the payment of (A) the Closing Cash Payment and (B) the Retained Liabilities (the “Payment Instructions Letter”).

2.4.3. Estimated Working Capital Adjustment. If the Estimated Working Capital is less than the Target Working Capital, the Base Purchase Price shall be reduced, on a dollar-for-dollar basis, by an amount equal to the amount by which the Target Working Capital exceeds the Estimated Working Capital. If the Estimated Working Capital is greater than the Target Working Capital, the Base Purchase Price shall be increased, on a dollar-for-dollar basis, by an amount equal to the amount by which the Estimated Working Capital exceeds the Target Working Capital.

2.4.4. Estimated Net Cash Adjustment. If the Estimated Net Cash at Closing is less than the Target Net Cash, the Base Purchase Price shall be reduced, on a dollar-for-dollar basis, by an amount equal to the amount by which the Target Net Cash exceeds the Estimated Net Cash at Closing. If the Estimated Net Cash at Closing is greater than the Target Net Cash, the Base Purchase Price shall be increased, on a dollar-for-dollar basis, by an amount equal to the amount by which the Estimated Net Cash at Closing exceeds the Target Net Cash Amount.

2.4.5. Payment at Closing. On the Closing Date, in consideration of the transfer of the Shares, the Buyer shall pay the Base Purchase Price as adjusted by the Estimated Working Capital Adjustment and the Estimated Net Cash Adjustment, minus the Retained Liabilities, and minus the Escrow Deposit, (the “Closing Cash Payment”), by wire transfer of immediately available funds in the amounts and to the accounts designated by the Sellers’ Representative in the Payment Instructions Letter. The Buyer shall also pay the Retained Liabilities on behalf of the Sellers in the amounts and in accordance with the instructions provided in the Payment Instructions Letter, and deposit the Escrow Deposit into the Escrow Account.

2.5. Payoff of Certain Liabilities. The Parties acknowledge and agree that (a) the Purchase Price assumes that, at the Closing, the Company’s only indebtedness shall be trade payables and operating expenses incurred in the ordinary course of business, such as payroll and non-income tax accruals (the “Assumed Indebtedness”), and (b) on or prior to the Closing Date, the Sellers will cause the Company to pay off all the following obligations in full: (i) all indebtedness owing by the Company to any institutional and secured lenders, together with any and all interest, penalties or, premiums thereon; (ii) all indebtedness owing by the Company to any of the Sellers, together with any and all interest, penalties or premiums thereon; (iii) all monetary obligations owing by the Company that were not incurred in the ordinary course of business of Company or similarly situated businesses and included in Closing Date Net Working Capital; (iv) all Seller Expenses; (v) all amounts owed to employees under any retention plan or in the form of any bonus payable upon the sale of the Shares or the Company; and (iv) all Encumbrances on the Shares and all Encumbrances on the Assets other than Permitted Encumbrances (the “Retained Liabilities”). Except as set forth on Schedule 2.5, on the Closing Date, the Sellers’ Representative shall provide the Buyer with documentation evidencing that all Retained Liabilities have been duly paid-off in full, and that any and all Encumbrances on the Shares and the assets have been duly paid-off in full and released. Subject to Article XII of this Agreement, the Sellers shall indemnify and hold the Buyer and the Company (after the Closing), and their respective Affiliates, harmless from and against any and all obligations that the Buyer or the Company may incur relating to or arising out of the Retained Liabilities.

2.6. Post-Closing Adjustment

2.6.1. As soon as practicable (but in no event later than sixty (60) days) after the Closing Date, Buyer shall deliver to Sellers’ Representative a balance sheet for the Company as of the Closing Date (the “Closing Balance Sheet”) which shows the Working Capital Amount, which shall be prepared (i) in accordance with GAAP as in effect on the date of such preparation and (ii) in a manner consistent with the Company’s accounting policies and practices used in the preparation of the Estimated Closing Balance Sheet.

2.6.2. The Closing Balance Sheet shall become final and binding on Sellers and Buyer unless Sellers’ Representative gives a written notice of disagreement (a “Notice of Disagreement”) to Buyer within thirty (30) days following receipt by Sellers’ Representative of the Closing Balance Sheet. Any such Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. Buyer shall have fifteen (15) days following receipt of such Notice of Disagreement to review the same. If Sellers’ Representative and Buyer are unable to resolve all of their disagreements with respect to the Closing Balance Sheet within twenty (20) days following Buyer’s receipt of the Notice of Disagreement, Sellers’ Representative and Buyer shall refer their remaining differences to the Dispute Accountant, which shall, acting as experts and not as arbitrators, determine, and only with respect to the remaining differences so submitted, whether and to what extent, if any, the Working Capital Amount as set forth in the Closing Balance Sheet requires adjustment. Sellers’ Representative and Buyer shall direct the Dispute Accountant to use its best efforts to render its determination within thirty (30) days after the date the Dispute Accountant is selected. The Dispute Accountant’s determination shall be conclusive and binding upon Buyer and Sellers. The fees and disbursements of the Dispute Accountant shall be paid by each party in an amount equal to the total fees and disbursements of the Dispute Accountant multiplied by a fraction, the numerator of which is the amount in dispute not awarded to such party and the denominator of which is the total amount in dispute. The Working Capital Amount that becomes final and binding on Buyer and Sellers under this Section 2.6(b) shall be referred to collectively herein as the “Final Working Capital Amount.”

2.6.3. If the Final Working Capital Amount differs from the Estimated Working Capital Amount determined at Closing, then a reconciling payment shall be made from one party to the other in a manner that takes into account any adjustments made at Closing. If the Final Working Capital Amount is less than Target Working Capital, then promptly following the determination of the Final Working Capital Amount, the Base Purchase Price shall be adjusted and Sellers shall pay to Buyer the amount of such deficiency less the amount of any Estimated Working Capital Adjustment subtracted from the Base Purchase Price at Closing, or plus the amount of any Estimated Working Capital Adjustment added to the Base Purchase Price at Closing. If the Final Working Capital Amount is more than the Target Working Capital, then promptly following the determination of the Final Working Capital Amount, the Base Purchase Price shall be adjusted and Buyer shall pay to Sellers the amount of such excess plus any amount of any Estimated Working Capital Adjustment subtracted from the Base Purchase Price at Closing, or minus the amount of any Estimated Working Capital Adjustment added to the Base Purchase Price at Closing. Any such payment will be made in immediately available funds by Sellers or Buyer, as the case may be, not later than five (5) business days following such determination, and if such payment is to be made by Sellers, shall be paid by Sellers from funds other than any amounts set aside as the Escrow Deposit. In calculating the adjustments provided by Sections 2.4 and 2.56, it is the intention of the Parties to avoid double-counting of items that would result in an inequitable and unintended benefit to one Party or Parties to the detriment of the other Party or Parties.

ARTICLE III
CLOSING

3.1. Closing Date. Subject to satisfaction of the Conditions Precedent to Closing described in Articles VIII and IX herein, the Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on June 30, 2010, unless a different date, time, and place is agreed to by Buyer and Sellers’ Representative or this Agreement is terminated in accordance with Section 14.1. Such date, or if the Closing is advanced or postponed under this Section 3.1, then the date to which it is advanced or postponed, is referred to herein as the “Closing Date.” All proceedings to take place at the Closing shall take place simultaneously, and no delivery shall be considered to have been made until all such proceedings have been completed. The Closing may take place by use of telefax and e-mail, without an in-person meeting. At the Closing, the following will occur:

3.1.1. Buyer will make the Closing Cash Payment as provided in Section 2.4.5 in accordance with the Payment Instructions letter, by wire transfer of immediately available funds;

3.1.2. Buyer shall deposit the Escrow Deposit (to be held and released as set forth in the Escrow Agreement) so deducted from the Base Purchase Price into escrow and to be held pursuant to the terms and conditions of the Escrow Agreement; and

3.1.3. Sellers will assign and transfer to Buyer good and valid title in and to the Shares, free and clear of all Encumbrances.

3.2. Deliveries at the Closing by Sellers

3.2.1. Deliveries by the Company and the Sellers. To effect the sale and transfer of the Shares at Closing, the Sellers and the Company (as applicable) will, at the Closing, deliver to the Buyer, the following documents, in each case duly executed or otherwise in proper form:

(1)	Original certificates representing all of the Shares (including affidavits of lost certificates and corresponding indemnity agreements if necessary), duly endorsed in blank for transfer or accompanied by duly executed stock powers, together with any required transfer or documentary stamps attached, free and clear of all Encumbrances;

(2)	Instruments evidencing the release and/or pay off amounts and payees of all Retained Liabilities, in a form reasonably satisfactory to Buyer;

(3)	The Company’s Articles of Incorporation certified by the Secretary of State of the State of California and dated within ten (10) days prior to the Closing Date;

(4)	A certificate of good standing of the Company issued by the Secretary of State of the State of California and dated within ten (10) days prior to the Closing Date, as well as any states in which the Company is qualified as a foreign corporation;

(5)	A Secretary’s Certificate of the Company certifying (A) the Bylaws of the Company, (B) the officers and directors of the Company, and (C) the resolution of the Board of Directors of the Company authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

(6)	An affidavit from each of the Sellers dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that each Seller is not a foreign person within the meaning of Section 1445 of the Code;

(7)	Such waivers, consents, assignments, acknowledgements, and subordination and/or attornment agreements as may be reasonably requested by the Buyer and obtainable by Sellers, including each of the third party landlord consents described in Schedule 5.11 and each of the contract documents described in Schedule 5.19 in form and substance reasonably acceptable to the Buyer’s counsel, and the cost or expense to obtain such consent(s) shall be borne by the Sellers;

(8)	The Escrow Agreement between Buyer and Sellers, in the form attached hereto as Exhibit B;

(9)	The Consultant Agreement between Buyer and Dennis Demetre in the form attached hereto as Exhibit C;

(10)	The Consultant Agreement between Buyer and Lori Lewis in the form attached hereto as Exhibit D;

(11)	The Employment Agreement between Buyer and Shawn Salkeld agreement in the form attached hereto as Exhibit E;

(12)	Custody of the original corporate record and minute book(s), stock ledgers and corporate seals (if any) of the Company;

(13)	A certificate executed and delivered by the Sellers and the Secretary of the Company dated the Closing Date, stating that the conditions specified in Article VIII have been fulfilled; or indicating which such conditions have not been fulfilled; and

(14)	Such other documents, instruments, and certificates as the Buyer or its counsel or counsel to the Buyer’s lenders reasonably deems necessary to consummate the transactions and such other certificates of authority and documents as the Buyer reasonably requests.

3.2.2. Deliveries by the Buyer. To effect the sale and transfer of the Shares at Closing, the Buyer will, at the Closing, deliver to the Sellers’ Representative the following documents, in each case duly executed or otherwise in proper form:

(1)	The Closing Cash Payment;

(2)	A copy of the Buyer’s Certificate of Incorporation certified by the state of New York and dated within ten (10) days prior to the Closing Date;

(3)	A Secretary’s Certificate of the Buyer certifying (A) the Bylaws of the Buyer, (B) the officers and directors of the Buyer, and (C) the resolution of the Board of Directors of the Buyer authorizing the execution, delivery, and performance of this Agreement and the Ancillary Agreements;

(4)	A certificate of good standing for the Buyer issued by the Secretary of State of the state of New York and dated within ten (10) days prior to the Closing Date;

(5)	The Escrow Agreement between Buyer and Sellers in the form attached hereto as Exhibit B;

(6)	The Consultant Agreement between the Buyer and Dennis Demetre in the form attached hereto as Exhibit C;

(7)	The Consultant Agreement between the Buyer and Lori Lewis in the form attached hereto as Exhibit D;

(8)	The Employment Agreement between Buyer and Shawn Salkeld agreement in the form attached hereto as Exhibit E;

(9)	A certificate executed and delivered by the Secretary of Buyer, dated the Closing Date, stating that the conditions specified in Article IX have been fulfilled or indicating which such conditions have not been fulfilled; and

(10)	Such other documents, instruments and certificates as the Sellers or their counsel reasonably deem necessary to consummate the transactions and such other certificates of authority and documents as the Sellers reasonably request.

3.2.3. Form of Instruments. To the extent that a form of any document to be delivered under this Agreement is not attached as an Exhibit, such documents will be in a form and substance, and will be executed and delivered in a manner reasonably satisfactory to the Buyer and the Sellers.

ARTICLE IV
CONTINGENT PAYMENTS

4.1. Contingent Payments Based on Performance as of June 30, 2011 and 2012. Subject to satisfaction of the conditions of this Article IV, Buyer shall pay to Sellers, as additional consideration for purchase of the Shares, two contingent payments (the “Contingent Payments”) based on the results of the Company for the two 12-month periods ending June 30, 2011 and June 30, 2012 respectively.

4.1.1 June 30, 2011 Payment. The Contingent Payment for the period July 1, 2010 through June 30, 2011 shall be equal to the sum of (i) 2.75 x Company’s “Claims Review Adjusted EBITDA” (as described below) + (ii) 0.5 x Company’s “Audit Adjusted EBITDA” (as described below).

4.1.2 June 30, 2012 Payment. The Contingent Payment for the period July 1, 2011 through June 30, 2012 shall be equal to the sum of (i) 3.0 x Claims Review Adjusted EBITDA + (ii) 0.5 x Audit Adjusted EBITDA.

4.2. Segregation of Company EBITDA. In order to calculate the Contingent Payments, Buyer shall determine the Claims Review Adjusted EBITDA and Audit Adjusted EBITDA of the Company. In the event the Company is merged into Buyer or an Affiliate of Buyer (hereinafter “Merged”), Buyer shall continue to account for the business of the Company as a separate division (the “Division”), at least sufficient to calculate the Contingent Payments due under this Agreement. Following the Closing, the Parties shall complete and sign a Contingent Payment Form, in the form attached hereto as Exhibit F, for each service contract. The Contingent Payment Form shall designate the client, contract date, and type and percentage of revenue generated for purposes of calculating the Contingent Payments. Revenues shall not be categorized as being of more than one type of service, so as to avoid double counting.

4.3. Revenues to be included in Claims Review Adjusted EBITDA. The Claims Review Adjusted EBITDA shall be calculated by including the following, in each instance for the Company, or if it is Merged, the Division, whether the following contracts exist at Closing or are secured following Closing:

(1)	One hundred percent (100%) of the revenues from Prospective Review Services;

(2)	Sixty-six percent (66%) of the revenues from Retrospective Review Services for any of the prospects listed on Schedule 4.3.2, the State of Missouri, and the State of South Carolina;

(3)	Fifty percent (50%) of the revenues from all other Retrospective Review Services;

(4)	For the following contracts, one hundred percent (100%) of the percentage revenue credit specified below:

(i) Priority Healthcare – ten percent (10%) of client recoveries

(ii) State of Kentucky – four percent (4%) of client recoveries

4.4. Revenues to be Included in Audit Adjusted EBITDA. The Audit Adjusted EBITDA shall be calculated by including 100% of the Company’s, or if it is Merged, the Division’s, revenues from Audit Services performed by the Company, or if it is Merged, the Division, pursuant to contracts in effect as of the Closing Date, plus one hundred percent (100%) of revenues from Audit Services identified in the Contingent Payment Form for any post-closing contract, as provided in Section 4.2 hereof.

4.5. Determination of Claims Review Adjusted EBITDA and Audit Adjusted EBITDA. For purposes of determining the Contingent Payments payable under this Article IV, Claims Review Adjusted EBITDA and Audit Adjusted EBITDA shall be calculated as cumulative earnings of the Company, or if it is Merged, the Division, determined based on the revenues and expenses detailed in Sections 4.3 — 4.5 hereof, before interest, income taxes, depreciation, and amortization for the 12-month period, determined in accordance with GAAP, applied in a manner consistent with the preparation of the Company’s Closing Balance Sheet, but subject to the following adjustments:

4.5.1 Buyer will consolidate finance/accounting, human resources, administration, corporate property and casualty insurance, liability insurance, and sales/marketing services at the corporate level, and expenses associated with these services shall not be included in the calculation of Claims Review Adjusted EBITDA or Audit Adjusted EBITDA.

4.5.2 Buyer will consolidate information technology (IT) services at the corporate level, but the cost of IT services for the Company, or if it is Merged, the Division, will be separately accounted for and included as an expense in the calculation of Claims Review Adjusted EBITDA and Audit Adjusted EBITDA. IT costs will be apportioned between the Claims Review Adjusted EBITDA and Audit Adjusted EBITDA in proportion to the relative percentage of revenues generated by each activity.

4.5.3 Buyer will consolidate the employee benefits function for the Company, or if it is Merged, the Division, at the corporate level, but the costs of Buyer’s standard benefit package (per FTE) shall be included as an expense in the calculation of Claims Review Adjusted EBITDA and Audit Adjusted EBITDA and apportioned between the Claims Review Adjusted EBITDA and Audit Adjusted EBITDA based upon FTE count of each activity. Buyer shall not charge the costs of administration of employee benefits to Company, or if it is Merged or ceases to exist, the Division for purposes of the Claims Review Adjusted EBITDA or Audit Adjusted EBITDA calculations.

4.5.4 The parties shall determine hourly rates for the use of Buyer’s software developers, with such expense being included in the calculation of Claims Review Adjusted EBITDA and Audit Adjusted EBITDA. The hourly rates shall be determined by dividing the base compensation of the software developer (salary plus benefits) by 2080.

4.5.5 Third party out-of-pocket expenses incurred by the Company, or if it is Merged, the Division, such as print fulfillment and legal fees, and including the consultant fees payable to Dennis Demetre and Lori Lewis, shall be included as expenses in the calculation of Claims Review Adjusted EBITDA and Audit Adjusted EBITDA at actual cost and shall be allocated between the Claims Review Adjusted EBITDA and Audit Review Adjusted EBITDA as direct expenses where appropriate, or in proportion to the relative percentage of revenues generated by each activity, unless otherwise agreed to by the Parties.

4.5.6 For purposes of calculating Claims Review Adjusted EBITDA and Audit Adjusted EBITDA, unless otherwise agreed to by the Parties, expenses shall be allocated between Claims Review Adjusted EBITDA and Audit Adjusted EBITDA in proportion to the relative percentage of revenues generated by each activity.

4.5.7 In calculating Claims Review Adjusted EBITDA and Audit Adjusted EBITDA for the Contingent Payments, the following items shall be excluded:

(1)	Gains, losses, or profits realized from the sale of any capital assets other than in the ordinary course of business;

(2)	All expenses incurred in connection with the transactions contemplated by this Agreement; and

(5)	All expenses that the Company, or if it is Merged, the Division, incurs at the request of Buyer that are outside the ordinary scope of expenses incurred in connection with the provision of Audit Services, Prospective Review Services, or Retrospective Review Services, except as otherwise specifically provided in Sections 4.5.1 – 4.5.7 hereof.

4.6. Contingent Payments Not Conditioned on Consultant Agreement. Buyer’s obligation to make the Contingent Payments shall not be contingent upon Sellers’ Dennis Demetre or Lori Lewis engagement as consultants of Buyer or its Affiliates after the Closing. Any Contingent Payment owed pursuant to this Article IV shall be due and payable whether or not any Seller remains engaged as a consultant with Buyer or any of its Affiliates following the Closing Date.

4.7. Payment in the Event of Sale/Closure of Business/Other Adverse Actions. For the period of the Contingent Payments (July 1, 2010-June 30, 2012), Buyer shall cause the Company, or if it is Merged, the Division;

4.7.1 In the event of any sale to a Person other than an Affiliate of Buyer, Buyer shall remain liable for the Contingent Payments in accordance with the terms of this Agreement. Prior to any proposed sale, dissolution, or discontinuation of the Company, the Parties shall negotiate in good faith to reach a mutually acceptable resolution of the Contingent Payments liability. The Company shall be deemed to be sold pursuant hereto if either a controlling interest in the Company is sold or all or substantially all of the assets of the Company are sold;

4.7.2 to not sell any product or service offered by the Company, or if it is Merged, the Division, on terms other than fair market value, arm’s length pricing;

4.7.3 to maintain and implement substantially the same accounting mechanisms and techniques as reflected in the Closing Balance Sheet.

4.8. Maintenance of Office. For the period of the Contingent Payments (July 1, 2010-June 30, 2012), Buyer shall maintain an office for the Company, or if it is Merged, the Division, in Santa Ana, California; provided, however, that if the Company, or if it is Merged, the Division, relocates to a different location within Santa Ana, California, no greater than Company/Division’s proportionate share (based upon square footage) of fair market rent shall be allocated to the Company/Division.

4.9. Time and Manner of Payments. Any Contingent Payment owed for the period ending June 30, 2011, shall be payable by September 30, 2011, and any Contingent Payment owed for the period ending June 30, 2012 shall be payable by September 30, 2012. Payment shall be made by wire transfer of immediately available funds to Sellers, as designated by Sellers’ Representative in proportion to the percentage of Shares owned by each Seller as of the Closing Date.

4.10. Financial Reporting. To facilitate the recording and computation of Claims Review Adjusted EBITDA and Audit Adjusted EBITDA, Buyer shall promptly following the Closing implement accounting methods and procedures that ensure that all relevant financial results relating to the Company, or if it is Merged, the Division, are separately tracked and recorded in Buyer’s books and records, and shall maintain an auditable record of financial results on a stand-alone basis throughout the Contingent Payment period.

4.11. Reporting of Claims Review and Audit Adjusted EBITDA and Dispute Resolution

4.11.1 At the end of each calendar quarter during the Contingent Payment period Buyer shall deliver to the Sellers’ Representative a written report setting forth the applicable quarterly Claims Review Adjusted EBITDA and Audit Adjusted EBITDA, together with such calculations and supporting schedules as may reasonably be required by Sellers to verify the calculation of such amounts (the “Quarterly Report”). Upon reasonable prior written notice, Buyer shall make its books and records available for inspection by Sellers’ Representative to verify the accuracy of the quarterly Claims Review Adjusted EBITDA and Audit Adjusted EBITDA calculations. Upon review of the Quarterly Report by Sellers, Buyer shall act in good faith to answer all questions and concerns raised by Sellers within a reasonable time. If the Parties are unable to resolve any disagreement regarding a Quarterly Report the issue shall be deferred until the end of the applicable Contingent Payment period and resolved through the dispute resolution process set forth in Section 4.11.4 hereof applicable to the Annual Report.

4.11.2 Within thirty (30) days following the end of each Contingent Payment period (July 30, 2011 and 2012, respectively) Buyer shall deliver to the Sellers’ Representative a written report setting forth the applicable annual Claims Review Adjusted EBITDA and Audit Adjusted EBITDA, together with such calculations and supporting schedules as may reasonably be required by Sellers to verify the calculation of such amounts and the Contingent Payment due for the applicable year (the “Annual Report”). Upon reasonable prior written notice, Buyer shall make its books and records available for inspection by Sellers’ Representative (or an independent accountant selected by Sellers’ Representative) to verify the accuracy of the calculation of the Contingent Payment reflected in the Annual Report.

4.11.3 If, within thirty (30) days following delivery of the Annual Report for a Contingent Payment year (the “Objection Period”), the Sellers’ Representative has not given Buyer notice of objection to the calculation of the Contingent Payment for such fiscal year (an “Objection Notice”), then such determination for such fiscal year will be considered final. The parties shall cooperate during the Objection Period in order to allow the Sellers (or their representatives) to review relevant information in connection with the evaluation of the Contingent Payment.

4.11.4 If the Sellers’ Representative delivers a timely Objection Notice to Buyer, then the Sellers’ Representative and Buyer shall, during the thirty (30) days immediately following delivery of the Objection Notice (the “EBITDA Consultation Period”), seek in good faith to resolve any differences they may have with respect to the matters specified in the Objection Notice. If such dispute is not resolved to the mutual satisfaction of the Sellers’ Representative and Buyer within the EBITDA Consultation Period, then: (i) the Sellers and Buyer shall submit the dispute to the Dispute Accountant for resolution, and furnish to the Dispute Accountant such work papers and other documents and information relating to the disputed issues as the Dispute Accountant may request and are available to such party or its independent accounting firm; (ii) each party will be afforded the opportunity to present to the Dispute Accountant any matters relating to the determination and discuss the determination with the Dispute Accountant, (iii) the Dispute Accountant shall be directed to furnish a determination of the Claims Review and/or Audit Adjusted EBITDA amounts in dispute, and/or the calculation of the Contingent Payment from those amounts, in the form of an “EBITDA Dispute Report,” which shall be final and binding on the parties and, absent manifest error, shall not be subject to review or appeal, and may be entered and enforced in any court of competent jurisdiction, and (iv) each of Sellers and Buyer shall bear the fees and costs of the Dispute Accountant for such determination in an amount equal to the total fees and costs of the Dispute Accountant multiplied by a fraction, the numerator of which is the amount in dispute not awarded to such party and the denominator of which is the total amount in dispute.

4.11.5 Sellers and Buyer shall act in good faith to cause the Dispute Accountant to complete its preparation and delivery to such parties of the EBITDA Dispute Report within thirty (30) days from the submission of the matters specified in the Objection Notice to the Dispute Accountants. Any additional Contingent Payment amount determined to be owed in the EBITDA Dispute Report and not previously paid by Buyer shall be delivered by Buyer to the Sellers within ten (10) days after Buyer’s receipt of such EBITDA Dispute Report.

4.12 Imputed Interest Rate.  The Parties agree that the Contingent Payments represent deferred payments of a portion of the purchase price.  Accordingly, each Contingent Payment shall be deemed to include an imputed interest payment at the applicable federal rate of sixty-one one hundredths of one percent (0.61%) per annum. Each Party shall report the Tax consequences of the Contingent Payments in a manner consistent with such allocation and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise.

ARTICLE V
REPRESENTATIONS, WARRANTIES, AND COVENANTS OF SELLERS

Sellers, jointly and severally, represent and warrant to and for the benefit of Buyer as follows:

5.1. Organization, Qualification, and Authorization

5.1.1 Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has full corporate power to own its properties and to carry on its business as now owned and operated by Company. Company has full power and authority to carry on its business as it is now conducted in all jurisdictions in which Company conducts its business, and is entitled to own, lease, or operate the properties and assets it now owns, leases, or operates in such jurisdictions. Company is qualified to do business, is in good standing and has all required and appropriate licenses in each jurisdiction where it conducts business and is not required to obtain or maintain such qualification, good standing, or licensing in any other jurisdiction.

5.1.2 Company and the Sellers have all requisite power and authority without the consent of any other Person to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other instruments herein contemplated to be executed by Company have been duly approved by the board of directors of Company and the Sellers, have been or will be duly executed and delivered by Company and the Sellers, and constitute or, upon execution and delivery, will constitute legal, valid, and binding obligations of Company and the Sellers, enforceable against them in accordance with the terms of this Agreement and such other instruments, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally and general principles of equity.

5.1.3 The execution and delivery of this Agreement by Company and the Sellers, and the consummation by Company and the Sellers of the transactions contemplated hereby and compliance by Company with any of the provisions hereof will not (i) violate any provision of the Articles of Incorporation or Bylaws of Company or similar organizational documents; (ii) result in a violation or breach of, or result in a loss of benefits under or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, amendment, cancellation, modification or acceleration under, or result in the creation of any lien or encumbrance on any asset of Company under any note, bond, mortgage, indenture, license, contract, lease, agreement or other instrument or obligation to which Company is a party or by which it or any of its properties or assets may be bound; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule, or regulation applicable to Company or any of its properties or assets.

5.2. Company’s Capital Structure. The Company’s equity consists of 250,000 Shares of authorized common stock, 0.58846 par value, of which 100,000 Shares are issued and outstanding and owned by the Sellers in the numbers specified in Exhibit A. The Sellers are the sole shareholders of Company and no other Person owns any equity interest in Company of any kind. Sellers are, and will be at Closing, the owners of all issued and outstanding equity interests of Company without any exception whatsoever, free and clear of all liens of any kind. There is no:

(1)	Outstanding security of Company convertible into or exchangeable for any Shares;

(2)	Outstanding subscription, option, warrant, call, commitment, agreement, or understanding (oral or written) obligating Company to issue any equity interest or any security of any class or kind which in any way relates to the authorized or issued Shares of Company or any interest therein;

(3)	Agreement or understanding (oral or written) (other than this Agreement) which grants to any third party the right to purchase or otherwise acquire any issued and outstanding Shares or any interest therein, including any preemptive right, right of first refusal, or co-sale right;

(4)	Voting trust or voting agreement or pooling agreement or proxy (oral or written) with respect to any issued and outstanding Shares; or

(5)	Obligation of Company (oral or written) to purchase, redeem, or otherwise acquire any Shares or any interest therein or to pay any dividend or distribution with respect thereto.

5.3. Compliance with Fictitious Name Statutes. Company has complied with all requirements of fictitious name statutes in all jurisdictions in which it conducts business.

5.4. No Subsidiaries. Company does not own, either directly or indirectly, any interest or investment (whether debt or equity, but excluding investments reflected as current assets, on Company’s balance sheet) in any corporation, partnership, joint venture, business, trust, or other entity, other than as a holder of less than two percent (2%) of the outstanding shares/interests of a publicly traded company.

5.5. Company Records

5.5.1 Company has delivered to Buyer true and complete copies of Company’s Articles of Incorporation and Bylaws, as amended and currently in effect.

5.5.2 Company has delivered a complete list of the officers and directors of Company.

5.6. Financial Information. Schedule 5.6 hereto sets forth (i) the audited financial statements of Company for year ended March 31, 2010, together with all notes thereto, and (ii) the unaudited financial statements for the year ended March 31, 2009 and for the period April 1, 2010 – May 31, 2010 (collectively (i) and (ii) are the “Financial Statements”). All such Financial Statements (x) have been prepared in accordance with GAAP and in a manner consistent with prior periods, subject in the case of the unaudited statements to the absence of footnote disclosure, (y) were prepared in accordance with the books and records of Company, and (z) fairly present the financial condition of Company and the results of Company’s operations as of the relevant dates thereof and for the periods covered thereby.

5.7. Absence of Certain Matters. Except as set forth in Schedule 5.7, and to Sellers’ Knowledge , since March 31, 2010, there has not been any:

(1)	Transaction by Company involving an amount in excess of $10,000 except in the ordinary course of business;

(2)	Capital expenditure by Company exceeding $10,000;

(3)	Occurrence of any event or condition having a Material Adverse Effect on the Company. Notwithstanding the foregoing, the following shall not constitute a Material Adverse Effect: any change or effect or diminution that results from (a) compliance with the terms of Section 7.6 of this Agreement, or (b) any effect on the Company resulting from an action or actions not taken by Company due to the prohibition of such action or actions under this Agreement and the failure of Buyer to consent to take such action or actions following a written request by Company for authorization to take such action or actions.

(4)	Destruction, damage to, or loss of any asset of Company (whether or not covered by insurance) that, individually or in the aggregate, exceeds $10,000;

(5)	Material change in accounting methods or practices by Company or any change or Material alteration in the manner of keeping the books, accounts or records of Company;

(6)	Material revaluation by Company of any of its assets;

(7)	Increase in the salary or other compensation or benefits payable or to become payable by Company to any of its officers, directors, or employees, or the declaration, payment, or commitment or obligation of any kind for the payment by Company of a bonus or other additional salary or compensation or benefits to any such Person except pursuant to commitments existing at such date which were consistent with the past practice of Company;

(8)	Sale or transfer of any asset of Company exceeding $10,000 except in the ordinary course of business;

(9)	Amendment or termination of any contract, agreement or license (written or oral) to which Company is party and which is identified on Schedule 5.19A or B hereto or which, but for such amendment or termination, would have been required to be listed on Schedule 5.19A or B hereto, except in the ordinary course of business;

(10)	Loan by Company to any Person, or guaranty by Company of any loan or other obligation;

(11)	Borrowing of money, or incurrence of debt for borrowed money;

(12)	Mortgage, pledge, or other encumbrance of any asset of Company;

(13)	Waiver or release of any right or claim of Company, except in the ordinary course of business;

(15)	Commencement, notice, or threat of commencement of any civil litigation or any governmental proceeding against or investigation of Company;

(15)	Organized labor trouble or claim of wrongful discharge or other unlawful labor practice or action;

(16)	Entering into any partnership or joint venture; or

(17)	Agreement by Company to do any of the foregoing.

5.8. Absence of Undisclosed Liabilities. Except as otherwise disclosed in Schedule 5.8 herein, Company has no Material debts, liabilities, or obligations of any nature, whether accrued, absolute, contingent, matured, liquidated, disputed, undisputed, or otherwise, except those liabilities that (a) are reflected or reserved against in the March 31, 2010 Financial Statements or (b) were incurred in the ordinary course of Company’s business subsequent to March 31, 2010 and of the same general nature and amount as past practice.

5.9. Information Regarding Prior Names of Company. Schedule 5.9 hereto lists: all names and business addresses used by Company within the preceding five years.

5.10. Tax Matters. Except as otherwise disclosed on Schedule 5.10:

(1)	The Tax Returns filed by Company have not been reviewed or audited by the IRS or any similar foreign, state, or local authority;

(2)	Within the times and in the manner prescribed by law, Company has filed all required federal, state, and local Tax Returns or extensions thereto;

(3)	All Tax Returns filed by Company for each taxable year constitute complete and accurate representations of the tax liabilities for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to their future tax liabilities, including the tax bases of their properties and assets;

(4)	Company has not waived or extended any applicable statute of limitations relating to the assessment of federal, state, local or foreign taxes;

(5)	No examinations of the federal, state, local, or foreign Tax Returns of Company are currently in progress nor, to the Knowledge of Sellers, is any such examination threatened and there is not now pending, nor has there occurred during the past five years, any Material dispute as to taxes of any nature payable or allegedly payable by Company;

(6)	Company has paid within the time and in the manner prescribed by law (and until the Closing Date will pay within the time and in the manner prescribed by law) all Taxes that are due and payable; and

(7)	Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other Person for all periods for which the statutory period of limitations for the assessment of such Tax has not yet expired and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

5.11. Real Property Leases

5.11.1 Schedule 5.11 sets forth a true and complete list of all leases real property (the “Leased Real Property”) entered into by Company.

5.11.2 Company does not own any real property and does not have a leasehold interest in any real property used in the conduct of the Business other than the Leased Real Property, which constitutes all of the real property used in the Business.

5.11.3 Company holds a valid and enforceable leasehold interest in the Leased Real Property.

5.11.4 All of the Leased Real Property is in good condition, normal wear and tear excepted, and is suitable for the purposes for which it is currently being used.

5.11.5 With respect to the Leased Real Property, to Knowledge of Sellers there exist no defaults by Company or any default or threatened default by any lessor or third party thereunder, that has affected or could reasonably be expected to affect the rights and privileges thereunder of Company, and there has not been any failure to perform any covenant or agreement which constitutes an event of default (with the giving of notice of passage of time or otherwise) pursuant to any Lease.

5.11.6 Company’s use and occupancy of the Leased Real Property complies in all Material respects with all permits, zoning restrictions, and other laws, ordinances, and regulations with respect to such Leased Real Property.

5.11.7 Except as listed on Schedule 5.11, no third party landlord consents are required for the Leased Real Property.

5.12. Inventories. Intentionally omitted.

5.13. Other Tangible Personal Property. Schedule 5.13 hereto sets forth a description and the location of each item of tangible personal property used in or relating to the Business with a value in excess of $5,000. Buyer has been provided with copies of each lease with an annual lease payment in excess of $5,000 for personal property used in or relating to the Business or with respect to which Company is lessee, sublessee, licensee, or other user. With respect to the foregoing personal property:

5.13.1 Each of the leases described in Schedule 5.13 is in full force and effect and is a valid and binding obligation of the Sellers;

5.13.2 Neither Company nor to the Knowledge of Sellers any other party to such lease is in default with respect to any Material term or condition of any such lease or any other agreement related to such properties, nor to the Knowledge of Sellers has any event occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto or the creation of a lien or encumbrance upon any asset of Company; and

5.13.3 To the Knowledge of Sellers, each item of tangible personal property listed on Schedule 5.13 that is used in or relating to the Business is in good operating condition ordinary wear and tear excepted and is suitable for the purpose for which it is currently being used subject to consumption in the ordinary course of use; and Company has good and marketable title to and is in possession of all of its tangible personal property free and clear of all liens, pledges, charges, security interests, restrictions, prior assignments, and encumbrances of any kind, except as set forth on Schedule 5.13.

5.14. Accounts Receivable. Schedule 5.14 lists all accounts receivable of Company as of May 30, 2010. The accounts receivable arose from valid sales or charges in the ordinary course of business and are not subject to any defense or offset, except for returns and credits in the ordinary course of business and less any reserve for doubtful accounts reflected in the Financial Statements.

5.15. Accounts Payable. Schedule 5.15 lists all accounts payable of Company as of May 30, 2010.

5.16. Proprietary Rights. Schedule 5.16 hereto is a list of all Proprietary Rights, used in or relating to the Business, together with a brief description of each. Except as set forth in Schedule 5.16, to the Knowledge of Sellers, no Person has infringed or is infringing on any such Proprietary Rights. Company has not infringed, and is not now infringing, on any patent, trade name, trademark, service mark, or copyright belonging to any other Person and no Person has made any claim of infringement against Company. Except as set forth in Schedule 5.16, Company is not a party to any license, agreement, or arrangement, whether as licensor, licensee, franchisor, franchisee, or otherwise, with respect to any such patents, trademarks, service marks, trade names, or any copyrights, or applications or registrations for such items. Company owns, or holds adequate licenses, free and clear of any liens or encumbrances, to use, and has full right to use the Proprietary Rights, which includes all rights necessary for the Business as now conducted and all such items are listed in Schedule 5.16, and such use does not conflict with, infringe on, or otherwise violate any rights of others. All registrations and recordings are in full force and effect and no governmental proceeding, including the possible revocation or cancellation of any such registration, is pending or, to the Knowledge of Sellers, threatened.

5.17. Actions Regarding Proprietary Rights

5.17.1 Except as set forth in Schedule 5.17, Company has not received any written claim or notice of any claim or enforcement with respect to the Proprietary Rights from any Person. There is no existing or, to the Knowledge of Sellers, threatened infringement or violation by others of Company’s Proprietary Rights.

5.17.2 Except as set forth in Schedule 5.17, Company has:

(1)	obtained assignments of all inventions, patent and patentable rights, and copyrights from all current and past employees, consultants, and other Persons who contributed to the discovery or development of any of the Proprietary Rights; and

(2)	adopted and implemented such other policies and procedures, including with respect to confidentiality and assignment of inventions, as are reasonably necessary to protect and promote Company’s interests with respect to its Proprietary Rights.

5.17.3 There is no existing or, to the Knowledge of Sellers, threatened violation of the confidentiality of Company’s Confidential Information or trade secrets.

5.17.4 Company is not making unauthorized use of any Confidential Information or trade secrets of any Person, including any former employer of any past or present employees or consultants of Company.

5.17.5 None of the activities of Company employees or consultants on its behalf violates or has violated any agreements or arrangements that any such employees or consultants have or have had with former employers.

5.17.6 Each of the employees and consultants who contributed to the discovery or development of any Proprietary Rights (other than Proprietary Rights licensed to Company by any Person other than a consultant to Company) did so in each case within the scope of his employment or contractual relationship with Company.

5.18. Computer Software. Schedule 5.18 hereto describes all computer software and computer programs (other than off the shelf retail software) used in or relating to the Business, and to the extent used pursuant to a license or other authorization of a third party, describes such license or other authorization. Such computer software and programs are owned free and clear of all liens, pledges, charges, security interests, restrictions, prior arrangements, and encumbrances of any kind (other than customary restrictions contained in shrink wrap licenses pursuant to which such software is used), including without limitation, any claim of any present or former employee of Company who may have developed or participated in the development of any such computer software or program or any portion thereof. Each license or other authorization pursuant to which Company is entitled to use any such computer software or program is in full force and effect, is a valid and binding obligation of the Parties thereto, and is identified on Schedule 5.18 hereto.

5.19. Contracts

5.19.1 Schedule 5.19 lists each professional services agreement, lease, license, contract, vendor agreement, distribution right, purchase or sales order, and commitment, whether written or oral (individually, a “Contract” and collectively, “Contracts”), to which Company is a party or by which it or any of its properties are bound, which is used in or relates to the Business and which involves expenditures in excess of $5,000 per year and which is not cancelable within 30 calendar days. Each Contract that contains a change in control clause or otherwise requires the consent or approval of any Person in connection with the transaction contemplated by this Agreement is appropriately identified as such on Schedule 5.19.

5.19.2 Schedule 5.19A identifies each professional services contract between the Company and any customer for the provision of the Company’s professional services, including prospective claims review, retrospective claims review, and audit services, and such other services as are described in the Company’s website and promotional literature.

5.19.3 Schedule 5.19B lists any Contract containing any provision related to the following:

(1)	A Contract under which the Company or Sellers have advanced or loaned any other Person money that will not be repaid or otherwise satisfied at or prior to Closing;

(2)	A Contract relating to borrowed money or other indebtedness (including any capital lease agreements) or the mortgaging, pledging, or otherwise placing an Encumbrance on any asset of the Company or the Shares;

(3)	A Contract under which the Company is lessor of or permits any third Person to hold or operate any property owned or controlled by the Company;

(4)	Assignment, license, indemnification agreement, joint development agreement, or other contract with respect to any Proprietary Rights;

(5)	A Contract containing any covenant not to compete;

(6)	A Contract with any supplier containing any provision permitting any party other than the Company to renegotiate the price or other terms thereof, or containing any pay-back, retroactive adjustment, or other similar provision, upon the occurrence of a failure by the Company to meet its obligations under Contract when due or the occurrence of any other event if such Contract involves a potential pay-back or negative price adjustment in excess of $10,000;

(7)	A Contract for the future purchase of fixed assets or their maintenance or for the future purchase of materials, supplies, or equipment involving annual consideration of $10,000 or aggregate consideration in excess of $50,000;

(8)	A Contract relating to joint ventures or other agreements involving a sharing of profits;

(9)	A Contract relating to any “lock-box” with any financial institution;

(10)	A guaranty or bond;

(11)	A Contract that requires the payment of royalties, commissions, finder’s fees, or similar payments that involves in the aggregate annual consideration in excess of $10,000;

(12)	Material oral contracts;

(13)	A personal guarantee of the Sellers or any officer of the Company with respect to the operations of the Company;

(14)	A Contract or option relating to the purchase or sale of real property or to construct improvements thereon;

Company has provided or made available to Buyer complete and correct copies of all of the Contracts identified in Schedules 5.19A and B, (the “Material Contracts”) including all amendments, waivers, and modifications thereof. The written Material Contracts are valid, binding, and enforceable against the Company and, to the Knowledge of Sellers, against the other party(ies) thereto in accordance with their terms and, to the Knowledge of Sellers, are in full force and effect. Except as set forth on Schedules 5.19A and B, there are currently no breaches or defaults under any of the Material Contracts on the part of the Company or, to the Knowledge of Sellers, any other party to the Material Contracts. The Company has not received written notice of any breach or default under any of the Material Contracts from any other party to the Material Contracts, or sent notice of any breach or default under any of the Material Contracts to any other party to the Material Contracts, which breach or default has not been cured as of the Closing Date. To the Knowledge of Sellers, no event has occurred that, with the giving of notice or the lapse of time, or both, would constitute a Material breach or default on the part of the Company under any of the Material Contracts, nor to the Knowledge of Sellers, has any event occurred that with the giving of notice or the lapse of time, or both, would constitute a Material breach or default on the part of any other party to any of the Material Contracts. Neither the Company nor, to the Knowledge of the Sellers, any other party has repudiated any provision of any Material Contract. Each Material Contract that contains a change in control clause or otherwise requires the consent or approval of any Person in connection with the transaction contemplated by this Agreement is appropriately identified as such on Schedules 5.19A and B.

5.20. Adequacy of Assets. Except as otherwise set forth in Schedule 5.20, the Company has possession of, and right to use, all of the tangible and intangible, real and personal property assets required for the conduct of the Business as presently conducted, including, but not limited to, all Proprietary Rights. Except as set forth in Schedule 5.20, all of the assets of the Company are free and clear of restrictions on or conditions to transfer or assignment and are free and clear of mortgages, liens, pledges, security interests, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, or any other adverse claims, rights, or encumbrances of any kind or nature whatsoever. Company is in possession of all premises and other assets leased to it from others.

5.21. Relationships with Vendors. Schedule 5.21 identifies each Person who accounted for $5,000 or more of Company’s purchases of goods or services (other than employees) for the twelve (12) months ended May 30, 2010. No vendor has given written notice to Company of any intention to terminate its existing business relationship with Company, to Materially alter the amount of business it is presently conducting with Company, or to discontinue, condition, or otherwise limit its business relationship with Company, whether as a result of the transactions contemplated hereby or otherwise.

5.22. Labor Relations

5.22.1 No Proceedings or claims are pending or, to the Knowledge of Sellers, threatened against Company with respect to any violation or alleged violation of any applicable federal, state, or local laws, rules, and regulations prohibiting discrimination on any basis, including, without limitation, on the basis of race, color, religion, sex, national origin, age, or disability and Company has complied in all Material respects with all applicable laws and regulations relating to discrimination.

5.22.2 No Proceedings or claims are pending or, to the Knowledge of Sellers, threatened against Company with respect to any violation or alleged violation of any applicable federal, state, or local laws, rules, and regulations relating to the employment of labor in connection with the Business, including, without limitation, those related to wages, hours, and collective bargaining, and Company has complied in all Material respects with all applicable laws and regulations relating to employment, labor, and affirmative action in connection with the Business. Company has made all payments and withholdings of taxes and other sums as required by appropriate governmental authorities and has withheld and paid to the appropriate governmental authorities, or is holding for payment not yet due to such authorities, all amounts required to be withheld from employees of Company engaged in the conduct of the Business and is not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any laws, rules or regulations relating to the foregoing.

5.22.3 Schedule 5.22 sets forth each claim or proceeding of the types referred to in the preceding Sections 5.22.1 and 5.22.2 that was settled or otherwise resolved on or after January 1, 2007 and which involved the payment of more than $25,000.

5.22.4 Company is not a party to any collective bargaining or union agreement and, with respect to the Business, Company has not received any notice of, and there is no labor strike, dispute, grievance, controversy or other labor trouble pending or, to the Knowledge of Sellers, threatened.

5.23. Employee Benefit Plans and Benefit Arrangements. Schedule 5.23 lists each (i) “Employee Benefit Plan,” as, such term is defined in Section 3(3) of ERISA, whether written or oral, that provides or authorizes benefits to any present or former employee (including any present or former officer, director, or independent contractor) of Company and (ii) “Benefit Arrangement” which means each contract, agreement, policy, practice, or commitment, whether written or oral, that provides or authorizes employee benefits for any employee or former employee (including any current or former officer, director, or independent contractor) of Company, other than Employee Benefit Plans. Except as set forth on Schedule 5.23, (a) each Employee Benefit Plan and each Benefit Arrangement complies with, and has been operated in accordance with, all applicable law, including, without limitation, provisions of ERISA, and (b) no event has occurred in connection with any Employee Benefit Plan or Benefit Arrangement which has or will result in any fine, penalty, assessment, or other liability for which Company, or transferee of assets of Company will be responsible, whether by reason of operation of law or contract.

5.24. Employment and Compensation Arrangements

5.24.1 Schedule 5.24 hereto identifies (i) any pension, profit sharing, deferred compensation, bonus, stock option, stock purchase, or incentive plan or agreement, written or oral, that is not already listed on Schedule 5.23; and (ii) each retainer, consulting, severance, employment, or similar contract or agreement, written or oral, to which Company is a party or by which it is bound or which relates to the Business. Company has delivered to Buyer copies of all such plans and agreements, as they are currently in effect. To Sellers’ Knowledge, Company is not, and no other party is, in default with respect to any Material term or condition thereof, nor has any event occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto, or the creation of a lien or encumbrance upon any asset of Company.

5.24.2 All obligations of Company relating to its employees who participate in the Business, whether arising by operation of law, by contract, or past custom, for payments to trusts or other funds or to any governmental agency with respect to workers compensation, unemployment compensation, social security, or any other benefits for such employees through the date hereof have been paid or adequate accruals therefore have been made in the Financial Statements of Company. All obligations of Company with respect to such employees, whether arising by operation of law, by contract, by past custom, or otherwise, for salaries, vacation and holiday pay, sick pay, bonuses, other forms of compensation, or other benefits payable to such employees in respect of the services rendered by any of them prior to the date hereof have been paid or adequate accruals therefore have been made and are reflected in the Financial Statements of Company.

5.24.3 Schedule 5.24 also sets forth a true and complete list of (i) the names and current salaries or compensation rates of all of the directors, officers, employees, agents, and representatives of Company who participate in the conduct of the operating and administering of the Business and (ii) each employment contract between the Company and any Person listed in clause (i) of this sentence, copies of which have been furnished or made available to Buyer.

5.25. Insurance. Set forth in Schedule 5.25 is a complete list of insurance policies that Company maintains with respect to the Business. Such policies are in full force and effect. Since January 1, 2007, there has not been any Material adverse change in Company’s relationship with its insurers or in the premiums payable pursuant to such policies. Except as set forth in Schedule 5.25, no claim is pending under any policy listed therein, nor does Company have any retrospective payment obligations under any such policy. Company has not received any notice or other communication from any insurance company within the three years preceding the date hereof canceling or materially amending any insurance policies, and to the Knowledge of Sellers, no such cancellation or amendment nor any Material increase of premiums is threatened with respect to the policies listed in Schedule 5.25 hereto. The general liability insurance policy maintained by the Company is an occurrence-based policy, which provides coverage for future claims based on conduct that took place during the policy term.

5.26. Permits and Approvals. Except as indicated in Schedule 5.26, Company is in compliance with all permits, franchises, certificates, accreditations, licenses, and orders, and has received all approvals of all federal, state, local, or foreign governmental, regulatory bodies, and any Persons as required by said bodies for Company to carry out the Business, all of which are listed in Schedule 5.26 (“Required Approvals”). All Required Approvals are and have been in full force and effect since January 1, 2007 without interruption, and no suspension or cancellation, nor any proposed adverse modification of any of them, is pending or, to the best Knowledge of Sellers, threatened, nor do Sellers have Knowledge of any basis for such action or proceeding, and Company has not received any notice of any such adverse event or potential event.

5.27. Compliance with Applicable Laws

5.27.1 Company has complied in all Material respects with all applicable laws, regulations, orders, writs, injunctions, and decrees of any governmental authority (collectively, “Laws”) in connection with its operation of the Business. Company has not received notice of any violation of any Laws affecting the Business or operations of Company.

5.27.2 Neither Company nor any of its officers, managers, employees, contractors, or agents is an Ineligible Person. An “Ineligible Person” is an individual or entity who: (i) is currently excluded, debarred, suspended, or otherwise ineligible to participate in the federal health care programs or in federal procurement or non-procurement programs; or (ii) has been convicted of a criminal offense that falls within the ambit of 42 U.S.C. § 1320a-7(a), but has not yet been excluded, debarred, suspended, or otherwise declared ineligible.

5.27.3 To the Knowledge of Sellers, no officer, director, employee, contractor, or agent of Company has committed any act that could be deemed to constitute an act of fraud or abuse under any federal healthcare program, including but not limited to the acts set forth in 32 U.S.C. § 1320a-7a (Civil Monetary Penalties Act); 42 U.S.C. § 1328-7b(b) (the federal anti-kickback statute); and 31 U.S.C. § 3729 et seq. (the False Claims Act).

5.27.4 Company has maintained, in all Material respects, all records required by federal and state agencies and private entities with which the Company has contracted including, without limitation, the federal and state Medicare and Medicaid programs and other governmental agencies and private entities in connection with its operation of the Business.

5.27.5 Company is in compliance in all Material respects with laws governing privacy of, access to, and maintenance of confidential information including but not limited to, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the regulations promulgated thereunder by the U.S. Department of Health and Human Services (45 CFR Parts 160, 162 and 164, the “HIPAA Regulations”). These requirements include provisions governing privacy, security, and electronic transmission of health information under HIPAA; all requirements applicable to a Covered Entity (as defined under HIPAA) to the extent applicable to Company; and all requirements of all Business Associate Agreements (as defined under HIPAA) entered into by Company with Covered Entities); the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH Act”); California Health and Safety Code § 1280.15; California Civil Code §§ 1798.82 and 1798.29; and other applicable laws and regulations.  Company has not received any communication or inquiry (whether written or oral) from any Covered Entity for which it is a Business Associate, from the Department of Health and Human Services, from the State of California, or from any other government agency, regarding its failure to comply in any Material respect with HIPAA or any other privacy related law.

5.28. Environmental Compliance

5.28.1 Company has complied in all Material respects with all applicable local, state, and federal environmental laws, regulations, ordinances, and administrative and judicial orders relating to the generation, recycling, use, sale, storage, handling, transfer, and disposal of any Hazardous Materials.

5.28.2 Company has not been alleged to be in violation of, or been subject to any administrative, judicial, or regulatory proceeding pursuant to, such laws or regulations.

5.29. Litigation. Schedule 5.29 includes a complete list of all claims against Company or the Business pending before any Governmental or Regulatory Authority. Except as set forth in Schedule 5.29, to Sellers’ Knowledge there is no suit, action, arbitration, or legal, administrative, or other proceeding, or governmental investigation, pending or, to the Knowledge of Sellers, threatened, against or affecting Company and the Business or its financial condition, results of operations, business, or prospects. Company has furnished or made available to Buyer copies of all relevant court papers and other documents relating to the matters set forth in Schedule 5.29 hereto. Company is not in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality. Except as set forth in Schedule 5.29, Company is not currently engaged in any legal action to recover monies due to Company or damages sustained by Company arising out of the conduct of the Business.

5.30. Insider Transactions

5.30.1 Company is not indebted to any Insider other than for payment of salary for services rendered and reimbursement of reasonable expenses.

5.30.2 No Insider is indebted to Company or has any direct or indirect ownership interest in, or any contractual relationship with, any firm, corporation, or other Person with which Company has a business relationship, or any firm, corporation, or other third party which, directly or indirectly, competes with Company.

5.30.3 Other than for the provision of personal services, no Insider is, directly or indirectly, a party to or otherwise an interested party with respect to any contract with Company.

For purposes of this Agreement, an “Insider” includes the senior executives, employees, officers, directors, and Sellers of Company, or any immediate family member of any senior executive, employee, officer, or director.

5.31. Absence of Certain Business Practices. To the Knowledge of Sellers, neither Company nor any employee, agent or other Person acting on Company’s behalf, has directly, or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, competitor, or governmental employee or official (domestic or foreign) that would subject Company to any Material damage or penalty in any civil, criminal, or governmental litigation or proceeding.

5.32. Brokers. Except as disclosed on Schedule 5.32, no Person is entitled to any brokerage commission, finder’s fee, or like payment from Company in connection with the transactions contemplated by this Agreement.

5.33. Bureau of Citizenship and Immigration Services. Company has complied in all Material respects with all laws and regulations administered by the Bureau of Citizenship and Immigration Services (“BCIS”) relating to the Business.

5.34. UCC Liens. Schedule 5.34 contains the results of the UCC Lien search and judgment liens as of the date contained thereon, as performed by Buyer. To the Knowledge of Sellers, there are no other security interests, liens, or similar encumbrances against Company or any of the Company’s assets.

5.35. Full Disclosure. The representations and warranties made by Sellers and the information provided by Sellers to Buyer in this Agreement, its Schedules and its Exhibits do not contain any untrue statement of a Material fact or omit a Material fact required to be stated herein or therein. Copies of all documents heretofore or hereafter delivered or made available to Buyer pursuant to this Agreement were or will be materially complete and accurate copies of such documents.

ARTICLE VI
REPRESENTATIONS, WARRANTIES, AND COVENANTS OF BUYER

Buyer represents, warrants, and covenants to and for the benefit of Sellers as follows:

6.1. Organization. Buyer is a New York corporation duly incorporated, validly existing and in good standing under the laws of the State of New York, with full power to own its properties and to carry on its business as now owned and operated by it.

6.2. Authorization of Agreement. Buyer has all the requisite right, legal capacity, and authority to enter into this Agreement and perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement and all other agreements, documents, and instruments to be executed in connection herewith have been effectively authorized by all necessary action, which authorization remain in full force and effect, and have been duly executed and delivered by Buyer, and no other proceedings on the part of Buyer are required to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes the legal, valid, and binding obligation of Buyer and is enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally and general principles of equity.

6.3. Consents and Approvals. No authorization, consent or approval of any public body, authority, or any third party is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.

6.4. Agreement Not in Breach of Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any statute, regulation, rule, or law applicable to Buyer or the Articles of Incorporation or Bylaws of Buyer; or (ii) require the consent, waiver, approval, license, or authorization of, or filing with, any Person.

6.5. Brokers. Except as set forth on Schedule 6.5, no Person is entitled to any brokerage commission, finder’s fee, or like payment from Buyer in connection with the transactions contemplated by this Agreement.

6.6. Current Information. Buyer shall advise Company in writing, as soon as practicable, of: (i) the occurrence after the date hereof of any event that renders any of the representations or warranties of Buyer herein to be untrue or inaccurate in any Material respect if made on or as of the date of such event or the Closing Date; and (ii) the failure of Buyer to perform any of its covenants or agreements set forth herein in any Material respect.

6.7. Continuing Employees. Promptly after the date hereof, except as to Dennis Demetre, Lori Lewis, and Shawn Salkeld, Buyer shall cause the Company to continue the employment of each Continuing Employee listed on Schedule 6.7, on the terms and conditions described in Section 10.1 of this Agreement. Nothing in this Agreement shall limit the right of Buyer or Company to terminate the employment of any Continuing Employee at any time after the Closing; provided, however, that Buyer shall be responsible for all liabilities, obligations, severance, or other termination costs relating to or arising from or with respect to the termination of the employment of any Continuing Employee at any time after the Closing. The consulting engagements of Dennis Demetre and Lori Lewis, and the employment of Shawn Salkeld, shall be governed by their respective agreements with the Company.

6.8. Full Disclosure. The representations and warranties made by Buyer and the information provided by Company in this Agreement, its Schedules, Exhibits, or filings with any Person, do not, and will not, contain any untrue statement of a Material fact or omit a Material fact required to be stated herein or therein. Copies of all documents heretofore or hereafter delivered or made available to Buyer pursuant to this Agreement were or will be Materially complete and accurate copies of such documents.

6.9. Sufficient Funds. At the Closing, Buyer shall have sufficient cash on hand to pay the entire cash portion of the Purchase Price at the Closing.

ARTICLE VII
SELLERS’ AND COMPANY’S OBLIGATIONS BEFORE CLOSING

7.1. Buyer’s Investigation, Access to Premises and Information. Company shall furnish, or cause to be furnished, to Buyer and its representatives all data and information concerning the conduct of the operation and administration of the Business and the Company that may reasonably be requested. In addition, during normal business hours and upon prior notice, Buyer and its counsel, accountants, and other representatives shall have full access to all properties, books, accounts, records, contracts, and documents relating to the conduct of the operation and administration of the Company. Buyer and its representatives shall have full access to the management and other personnel of Company who participate in the conduct of the operation and administration of the Business and may contact vendors with whom Company conducts, or has conducted, business with respect to the Business for purposes of such investigations. Buyer’s access to Company’s books, records, and personnel shall be conducted in a manner that is not unreasonably disruptive to Company’s operations.

7.2. Conduct of Operation and Administration in the Normal Course. Company shall carry on the Business diligently and in substantially the same manner as it has previously been carried out; shall comply, and cause the Business to comply, with all applicable regulatory and accreditation requirements; and shall not make or institute any unusual or novel methods of purchase, sale, lease, management, accounting, or operation that vary Materially from those methods used by Company as of the date of this Agreement.

7.3. Preservation of Organization and Relationships. Sellers and Company shall use their best efforts, consistent with past business practices, to preserve Company’s organization intact, keep available its present officers and employees, and preserve its present relationships with suppliers, customers, and others having relationships with Company.

7.4. Company Matters. Sellers shall not cause or permit Company to take any action that would result in a breach of any representations or warranties, or would equate to a violation of Sellers’ and Company’s obligations under this Agreement.

7.5. Maintenance of Insurance. Company shall continue to carry its existing insurance, subject to minor variations in amounts required by the ordinary operations of its business. Prior to Closing, Company shall not be required to purchase extended “tail” coverage on its existing general liability insurance policy because such policy is occurrence-based.

7.6. Refrain from Certain Matters. Company shall not do or agree to do any of the acts identified in Section 5.7 (Absence of Certain Matters) hereof without Buyer’s prior written consent.

7.7. Consents. Sellers shall use their best efforts to obtain the waivers, consents, assignments, acknowledgements, and subordination and/or attornment agreements as may be reasonably requested by the Buyer, including each of the third party landlord consents described in Schedule 5.11 and each of the contract documents described in Schedule 5.19 in form and substance reasonably acceptable to the Buyer’s counsel, and the cost or expense to obtain such consent(s) shall be borne by the Sellers.

7.8. Uniform Commercial Code and Other Lien Searches. Buyer may at its sole expense, conduct or cause to be conducted a UCC-1 and other lien search in each state and county in which Company conducts business or maintains any assets or properties. Company shall, on or prior to the Closing Date (a) remove or cause to be removed all such liens and encumbrances not expressly assumed by Buyer pursuant to this Agreement, (b) file or cause to be filed in such jurisdiction a release of such lien or encumbrance, and (c) provide to Buyer evidence satisfactory in form and substance to Buyer of compliance by Company of the provisions of this section.

7.9. Related Party Accounts Receivable and Accounts Payable. Company shall eliminate all payables and receivables related to Dennis Demetre and Lori Lewis prior to the Closing.

7.10. FIN 48 Analysis. The Company shall caused to be prepared by an independent certified public accounting firm or qualified tax counsel an analysis pursuant to FASB Interpretation 48, Accounting Standards Codification 740, and Accounting Standards Update 2009-06 and provide a copy of such analysis to Buyer prior to Closing. The cost of such report shall be payable by the Company prior to Closing or shall constitute a Retained Liability of Sellers.

7.11. Certain Financial Information

7.11.1 Prior to the Closing, Company shall provide Buyer with financial statements of the Company prepared in accordance with GAAP for the fiscal years ending March 31, 2009 and March 31, 2010. From the date hereof through the Closing Date, Company shall deliver to Buyer immediately upon the preparation thereof (which shall be accomplished in accordance with past practice) unaudited monthly financial statements and information.

7.11.2 No later than three (3) business days prior to the Closing Date, Sellers’ Representative shall deliver to Buyer a consolidated balance sheet of the Company as of the Closing Date (“Estimated Closing Balance Sheet”), prepared in accordance with GAAP and the Company’s past practices, and a good faith written estimate of the Working Capital Amount as of the close of business on the Closing Date (“Estimated Working Capital”) calculated in accordance with the example set forth on Schedule 2.4, and the Net Cash at Closing (“Estimated Net Cash at Closing”). Sellers shall cause the Company to distribute any Net Cash in excess of the Target Net Cash prior to issuance of the Estimated Closing Balance Sheet, in order to minimize the purchase price adjustments required at Closing.

7.12. Transaction Expenses. Whether or not the transaction contemplated hereunder is completed, Company will bear and pay its own consulting, accounting, legal, regulatory filing, and other fees, cost, and expenses, and Buyer shall bear and pay its own consulting, accounting, legal, regulatory filing, and other fees, cost, and expenses.

7.13. Delivery of New Disclosure Items

7.13.1 Company may update the Schedules up to the Closing Date solely to the extent necessary to disclose any change on the Schedules (“New Disclosure Items”), it being understood however, that Company has disclosed in the Schedules delivered herewith all matters required to be disclosed thereon as of the date hereof. New Disclosure Items shall be deemed to supplement or amend the Schedules for the purpose of determining whether the condition set forth in Section 8.7 has been satisfied.

7.13.2 Prior to the Closing Date, the Company shall deliver to the Buyer a complete copy of the proposed final Schedules noting all New Disclosure Items. The Company shall promptly disclose each New Disclosure Item to Buyer specifying in detail each change.

ARTICLE VIII
CONDITIONS PRECEDENT TO BUYER’S PERFORMANCE

The obligations of Buyer to purchase the Shares under this Agreement are subject to the satisfaction or waiver by Buyer, at or before the Closing, of all the conditions set out below in this Article VIII.

8.1. Accuracy of Company’s Representations and Warranties. All representations and warranties by Company in this Agreement, or in any written statement that shall be delivered to Buyer by Company pursuant to this Agreement, shall be true and correct as of the Closing Date as though made at that time.

8.2. Performance by Company. Company shall have performed, satisfied, and complied in all Material respects with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by Company, on or before the Closing Date.

8.3. No Company Material Adverse Effect. During the period from the date hereof to the Closing Date, no Company Material Adverse Effect shall have occurred.

8.4. Due Diligence Review. The results of Buyer’s due diligence review shall be satisfactory to Buyer, in its sole discretion;

8.5. Share Ownership. The issued and outstanding shares of capital stock of the Company shall on the Closing Date consist solely of the Shares, which are or will be issued in the name of and owned by the Sellers; and upon Closing, no Person other than the Buyer shall have any interest whatsoever in the Company’s capital stock (and there shall be no outstanding warrants or other securities of the Company or instruments convertible into stock in the Company), all of which shall be free and clear of all Encumbrances.

8.6. Other Consents. All other permits, approvals, and consents required from third parties (governmental or other) for either party to perform its obligations under this Agreement shall have been obtained without the imposition of any burdensome conditions or restrictions on either party that are not in effect on the date hereof. No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement;

8.7. Schedules. The Schedules as delivered and amended or modified in accordance with Section 7.15 of this Agreement shall be accurate in all Material respects as of the date delivered and as of the Closing Date, and satisfactory to Buyer in its sole and absolute discretion.

8.8. Consents. Sellers shall have obtained the waivers, consents, assignments, acknowledgements, and subordination and/or attornment agreements as may be reasonably requested by the Buyer, including each of the third party landlord consents described in Schedule 5.11 and each of the contract documents described in Schedule 5.19 in form and substance reasonably acceptable to the Buyer’s counsel.

8.9. Satisfaction of Tax Liabilities. Company shall have satisfied all outstanding Tax liabilities for periods prior to the Closing Date other than for the Straddle Period (as described in Section 13.1) or payroll and non-income tax accruals that are set forth on the Company Balance Sheet and are part of the Assumed Indebtedness per Section 2.5.

8.10. Consulting Agreements with Key Personnel. Dennis Demetre and Lori Lewis shall have accepted the consulting agreements with Buyer in the form of Exhibits C and D, respectively

8.11. Employment Agreement with Shawn Salkeld. Shawn Salkeld shall have accepted the employment agreement with Buyer in the form of Exhibit E.

8.12. Certification by Company and Sellers. Buyer shall have received a certificate, dated the Closing Date, signed and verified by Sellers and the Secretary of the Company, certifying in such detail as Buyer and its counsel may reasonably request, that the conditions specified in this Article VIII have been fulfilled.

8.13. Approval of Documentation. The form and substance of all certificates, instruments, opinions, and other documents delivered to Buyer under this Agreement shall be satisfactory in all reasonable respects to Buyer and its counsel.

ARTICLE IX
CONDITIONS PRECEDENT TO SELLERS’ PERFORMANCE

The obligations of Sellers to sell and transfer the Shares under this Agreement are subject to the satisfaction or waiver by Sellers, at or before the Closing, of all of the following conditions.

9.1. Accuracy of Buyer’s Representations and Warranties. All representations and warranties by Buyer contained in this Agreement, or any written statement delivered by Buyer pursuant to this Agreement, shall be true and correct when made and on and as of the Closing Date as though made at that time.

9.2. Buyer’s Performance. Buyer shall have performed, satisfied, and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied, or complied with by Buyer on or before the Closing Date.

9.3. Other Consents. All other permits, approvals, and consents required from third parties (governmental or other) for either party to perform its obligations under this Agreement shall have been obtained without the imposition of any burdensome conditions or restrictions on either party that are not in effect on the date hereof. No claim, action, suit, investigation, or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement.

9.4. Consulting Agreements with Key Personnel. Dennis Demetre and Lori Lewis shall have accepted the consulting agreements with Buyer in the form of Exhibits C and D respectively.

9.5. Employment Agreement with Shawn Salkeld. The Company shall have entered into an agreement with Shawn Salkeld in the form of Exhibit E.

9.6. Employment of Continuing Employees. Each of the Continuing Employees listed in Schedule 6.7 shall be permitted to continue as employees of the Company on an “at will” basis at the compensation rates and subject to the terms set forth in Schedule 10.1.

9.7. Certification by Buyer. Sellers shall have received a certificate, dated the Closing Date, signed and verified by Buyer and the Secretary of the Buyer, certifying in such detail as Seller and its counsel may reasonably request, that the conditions specified in this Article IX have been fulfilled.

9.8. Approval of Documentation. The form and substance of all certificates, instruments, opinions, and other documents delivered to Sellers under this Agreement shall be satisfactory in all reasonable respects to Sellers’ Representative and Sellers’ counsel.

ARTICLE X
OBLIGATIONS AFTER CLOSING

10.1. Continuing Employees and Management

10.1.1 Buyer shall cause the Company to continue the employment of all Continuing Employees listed in Schedule 6.7 following Closing on an “at will” basis and subject to their acceptance of the confidentiality/non-solicitation agreement required of HMS employees generally. Compensation to Continuing Employees other than Sellers shall be at present compensation rates.

10.1.2 Buyer will extend its standard corporate benefits to all Continuing Employees.

10.1.3 Any employees hired by Company after the Closing shall be employed in accordance with the then-applicable employment policies of Company and Buyer.

10.2. Consulting and Employment Agreements with Key Personnel. Neither the consulting engagements with Dennis Demetre or Lori Lewis nor the employment agreement with Shawn Salkeld shall be terminable without cause by Buyer or Company prior to the expiration of the period of the Contingent Payments (July 1, 2010 – June 30, 2012).

10.3. Use of Names. Sellers agree that, after the Closing Date, they shall not use or employ in any manner, directly or indirectly, the names set forth on Schedule 5.9 hereto as trade names, trademarks, Internet domain names, or in any other manner whatsoever.

10.4. Further Assurances. From time to time after the Closing, Sellers will execute and deliver to Buyer such instruments as may be reasonably requested by Buyer to carry out the purpose and intent of this Agreement.

10.5. Best Efforts; No Change in Representations and Warranties. Upon the terms and subject to the conditions hereof, each of the Parties agrees to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement. Each Party shall use its best efforts to promptly obtain all waivers, permits, consents and approvals and to effect all registrations, filings, and notices with or to third parties or governmental agencies or authorities necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement. So long as they remain engaged by Buyer as consultants, Sellers shall use their reasonable efforts to cause the management and employees of Company to cooperate fully with Buyer in order to promote and effect an orderly transition of the Company to Buyer, to maintain the customer and vendor relationships of Company, and otherwise to provide for the conduct of the Business after the Closing in substantially the manner as the same is being conducted as of the date hereof.

ARTICLE XI
CERTAIN UNDERSTANDINGS AND AGREEMENTS

11.1. Nondisclosure of Confidential Information

11.1.1 Sellers acknowledge that the Confidential Information of the Company is special and unique, which gives it a peculiar value to Buyer, and that, as a Material and ancillary part of the purchase of the Shares, Buyer wishes to protect such Confidential Information by keeping it secret and confidential for the sole use and benefit of the Company and Buyer.

11.1.2 Each Seller shall at all times keep and maintain the confidentiality of all Confidential Information, and will not at any time, either directly or indirectly, use any Confidential Information for his or her own benefit or divulge, disclose, or communicate any Confidential Information to any Person in any manner whatsoever, except as specifically permitted by this Agreement unless compelled to disclose the Confidential Information by judicial or administrative process or by other requirements of law.

11.1.3 The nondisclosure requirements of this section shall apply to the agents and representatives of Sellers engaged in connection with this Agreement, and Sellers shall ensure that each of their respective agents, representatives, and employees having access to Confidential Information shall, prior to or concurrent with such Person’s receipt thereof, be made aware of the substance of this section. After Closing, Sellers shall not copy or retain copies of any Confidential Information, and will not authorize or permit any third Person to copy or retain copies of any Confidential Information, except to the extent necessary to meet Sellers’ tax reporting obligations or involving their ongoing duties or obligations to perform services for or on behalf of the Company or Buyer.

11.1.4 Buyer covenants and agrees that all Confidential Information it or any of its representatives obtains while conducting due diligence shall be held in strict confidence, unless Buyer is compelled to disclose the information by judicial or administrative process or by other requirements of law, and shall not be sold, given, transmitted, or disclosed to any third party without the prior written consent of Company or Sellers’ Representative. The nondisclosure requirements of this section shall apply to all of the agents, representatives, and employees of Buyer, and Buyer shall ensure that each of its agents, representatives, and employees having access to Confidential Information shall, prior to or concurrent with such Person’s receipt thereof, be made aware of the substance of this section. In the event this Agreement is terminated prior to Closing, upon Company’s request, Buyer shall return all books, records, contracts, documents, and other material obtained by Buyer from Company, including copies thereof, that are still in Buyer’s possession, or subject to Company’s consent, in lieu of returning the documents, Buyer shall certify to Company that such books, records, contracts, documents, and other material have been destroyed or discarded in a secure manner. Additionally, if this Agreement shall terminate prior to Closing, Buyer agrees that in no instance shall Buyer or any Affiliate of Buyer use the Confidential Information given to it by Company to compete, directly or indirectly with the Business, with Company or any of Company’s Affiliates.

11.2. Covenant Not to Compete

11.2.1 Noncompetition. For a period of three (3) years after the Closing Date, each Seller agrees not to compete with Company, Buyer, or any Affiliate of Buyer (including without limitation, HMS) in its conduct of the Business, which means that Sellers shall not engage, directly or indirectly, individually or jointly, in providing any of the services provided as part of the Business anywhere in the United States of America. The phrase “engage, directly or indirectly,” shall mean any of the following: engaging directly or indirectly in any aspect of providing the types of services comprising the Business, including as an employee, officer or director of any Person other than the Company, Buyer, or its Affiliates; or having an interest, directly or indirectly, as owner, partner, shareholder, independent contractor, capital investor, lender, renderer of consultation services or advice, or otherwise, (other than as a holder of less than two percent (2%) of the outstanding stock of a publicly-traded corporation) either alone or in association with others, in the operation of any Person or enterprise engaged in any aspect of providing the types of services comprising the Business. Without limiting the foregoing, the restrictive covenant contained in this section shall prohibit each Seller from being employed by or serving as an independent contractor to any healthcare provider, health plan, insurer, or governmental payor in connection with the provision of any aspect of the types of services comprising the Business for a period of three (3) years after the Closing Date.

11.2.2 Solicitation. For a period of three (3) years after the Closing Date, no Seller shall (i) directly or indirectly solicit or attempt to solicit any employee, agent, or representative of Company, Buyer, or any Affiliate of Buyer to leave any of such entities; or (ii) directly or indirectly solicit or attempt to solicit any employee, agent, or representative of Company, Buyer, or any Affiliate of Buyer to become an employee or consultant of any other Person.

11.2.3 Interpretation of Covenant. Sellers acknowledge that Sections 11.2.2 and 11.2.3 above are reasonably necessary to protect the value of the goodwill of the Company being sold to Buyer and that the provisions therein are a material and ancillary part of the purchase of the Shares. Sellers agree that the nationwide geographic scope of the covenant not to compete is reasonable because Company has conducted the Business on a nationwide basis. In the event that any provision of this section shall to any extent be held invalid, unreasonable, or unenforceable in any circumstances, the Parties hereto agree that the remainder of this section and the application of such provision of this section to other circumstances shall be valid and enforceable to the fullest extent permitted by law. If any provision of this section, or any part hereof, is held to be unenforceable because of the scope or duration of or the area covered by such provision, the Parties agree that the court or arbitrator making such determination shall reduce the scope, duration, and/or area of such provisions (and shall substitute appropriate provisions for any such unenforceable provisions) and/or shall delete specific words and phrases, but only to the minimum extent necessary in order to make such provisions enforceable to the fullest extent permitted by law, and such modified provisions shall then be enforceable and shall be enforced.

11.2.4 Extension of Covered Time. If any Seller violates any of the covenants contained in this Section 11.2 and Buyer brings legal action for injunctive or other relief hereunder, Buyer shall not, as a result of the time involved in obtaining the relief, be deprived of the benefit of the full restrictive period of the covenant not to compete. Any violation of this covenant not to compete shall automatically toll and suspend the period of the restraint for the amount of time that the violation continues, provided the Buyer seeks enforcement within ninety (90) days after discovery of the violation.

11.3. Equitable Relief

11.3.1 Sellers acknowledge and agree that the covenants and undertakings contained in Sections 11.1 and 11.2 relate to matters which are of a special, unique, and extraordinary character and that a violation of any of the terms of these sections could cause irreparable injury to Company, Buyer, and their respective Affiliates, the amount of which will be extremely difficult, if not impossible, to estimate or determine and which cannot be adequately compensated by monetary damages alone. Therefore, Sellers expressly agree that Buyer, Company, and each of their Affiliates shall be entitled to an injunction, restraining order, or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by Sellers and such other Persons as the court shall order. If Company, Buyer, or an Affiliate of Buyer commences a court action against Sellers for such injunctive relief, at the conclusion of the case the prevailing party shall be entitled to a judgment against the non-prevailing party for the reasonable costs and attorneys’ fees the prevailing party incurred as a result of the action. Sellers further acknowledge that the restraints imposed upon them pursuant to Sections 11.1 and 11.2 are no greater than are reasonably necessary to preserve and protect Buyer’s and Company’s reasonable competitive business interests, and that such restraints will not impose an undue hardship upon Sellers.

11.3.2 Rights and remedies provided for in this section are cumulative and shall be in addition to rights and remedies otherwise available to the parties under any other agreement or applicable law.

11.4. Notification of Certain Matters. Between the date of this Agreement and the Closing Date, each Party will promptly notify the other Party in writing if a Party becomes aware of any development, fact, or condition that (a) is reasonably likely to result in a Company Material Adverse Effect; or (b) causes or constitutes a breach of any agreement or covenant under this Agreement applicable to a Party or any representation or warranty of a Party as of the date of this Agreement to no longer be true in all Material respects.

ARTICLE XII
INDEMNIFICATION

12.1. Agreement to Indemnify

12.1.1 Indemnification by Company and Sellers. Subject to the limitations contained in Section 12.1.2 and the survival provisions of Section 12.2, Sellers, jointly and severally, for all purposes in Article XII shall indemnify, defend, and hold harmless Buyer and its Affiliates (including, after Closing, the Company) and their respective officers, directors, shareholders, employees, agents, and Affiliates (collectively, “Buyer Indemnitees”) against any and all losses, costs, expenses, claims, damages, or liabilities (including any reasonable legal, audit, or other expenses incurred by them in connection with investigating any claims and defending any Actions and the amount of any settlement and expenses of enforcing this Agreement) (collectively “Losses”) which the Buyer Indemnitees suffer, incur, or become subject to, and reimburse the Buyer Indemnitees for such Losses, insofar as such Losses arise out of or are based upon:

(1)	Any breach of any representation or warranty made by the Company or Sellers in this Agreement or in any schedule or certificate required to be delivered pursuant to this Agreement;

(2)	Any breach or default in performance by Sellers of any covenant, agreement, or condition to be performed or observed by Sellers under this Agreement;

(3)	Any Taxes of Company relating to periods prior to the Closing Date, including any Taxes and costs as a result of any failure by the Company or the Sellers to pay any Taxes attributable to periods ending on or before the Closing Date, including any Taxes that result from Company’s change in method of accounting, claims of R&D tax credits, and tax filing and payment responsibilities in states other than California, or that are payable as a result of transactions occurring at the Closing;

(4)	Any Action relating to the Business arising from or relating to events occurring prior to the Closing to the extent not covered by insurance; or

(5)	The Retained Liabilities.

12.1.2 Limitation on Sellers’ Indemnity. The obligations of Sellers under Section 12.1.1 hereof shall be subject to the following limitations:

(1)	No claim for indemnity by Buyer pursuant to Section 12.1.1 hereof shall be made unless and until the aggregate dollar amount of all such claims shall have exceeded FIFTY THOUSAND DOLLARS ($50,000) (in which case Sellers shall be obligated to indemnify, defend, and hold harmless Buyer Indemnitees from all Losses in excess of FIRTY THOUSAND DOLLARS ($50,000)).

(2)	The maximum aggregate liability of Sellers for claims for indemnity by Buyer Indemnitees pursuant to Section 12.1.1 hereof for any breach of representation or warranty contained in Section 5.1, Section 5.2, Section 5.8, Section 5.10, Section 5.23, Section 5.27, and/or Section 5.31, or based upon any claim for indemnification pursuant to Sections 12.1.1 (3), (4), and (5) shall not exceed the sum of: (i) THIRTEEN MILLION DOLLARS ($13,000,000); plus or minus (ii) the Post Closing Adjustment, as determined pursuant to Section 2.6 of this Agreement; plus the amount of any Contingent Payment owed pursuant to Section 4.1 of this Agreement paid or owing or that may become due under the Agreement (collectively, the “Purchase Price”), except that any claim based on (i) fraud; (ii) intentional misrepresentation; or (iii) breach of the representations contained in Sections 5.1 and 5.2 (the “Fundamental Representations”) shall not be subject to the foregoing cap.

(3)	The maximum aggregate liability of Sellers for claims for indemnity by Buyer Indemnitees pursuant to Section 12.1.1 hereof, to the extent not described in Section 12.1.2(2), shall not exceed that portion of the Escrow Amount that has not been released to Sellers pursuant to Section 2.3.

12.1.3 Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless Sellers, against any and all Losses which the Sellers suffer, incur, or become subject to, and reimburse the Sellers for such Losses, insofar as such Losses arise out of or result from any of the following:

(1)	Any breach of any representation or warranty made by Buyer in this Agreement or in any schedule or certificate required to be delivered pursuant to this Agreement;

(2)	Any breach or default in performance by Buyer of any covenant, agreement, or condition to be performed or observed by Buyer under this Agreement;

(3)	Any Taxes of company relating to periods following to the Closing Date, including any Taxes and costs as a result of any failure by the Company or the Buyer to pay any Taxes attributable to periods ending on or after the Closing Date; or

(4)	Any Action relating to the Business arising from or relating to events occurring after the Closing to the extent not covered by insurance.

12.1.4 Notice of Claim for Indemnification. If a Party entitled to indemnification (an “Indemnified Party”) becomes aware of any basis for indemnification under this Section 12.1, the Indemnified Party, as a precondition to indemnification, shall notify the Party obligated to provide indemnification (the “Indemnifying Party”) in writing of the claim within sixty (60) days after becoming aware of such claim, specifying in reasonable detail the circumstances and facts that give rise to a claim under this Section 12.1. Buyer Indemnitees may satisfy the notice requirement of this section by giving such notice to the Sellers’ Representative.

12.1.5 Insurance Offset. Any recovery by an Indemnified Party from an Indemnifying Party hereunder shall be net of any insurance or other proceeds received by the Indemnified Party in connection with such Losses, but shall not be net of any tax loss or other benefits realized by the Indemnified Party.

12.2. Survival of Representation and Warranties

12.2.1 Except as hereinafter provided in this section, all representations and warranties of each Party contained herein (including the Schedules) and all claims of any Indemnified Party in respect to any inaccuracy or misrepresentation in or breach of any representation or warranty of any Indemnifying Party contained in this Agreement, shall be deemed to have been remade at the Closing and shall survive the Closing and shall expire three (3) years after the Closing Date. However, any claims that are pending or have been otherwise asserted on or before such anniversary shall remain eligible for indemnification until their resolution. Company and Sellers on the one hand and Buyer on the other shall provide each other a list of unresolved claims as of such anniversary within ten (10) days thereafter.

12.2.2 Notwithstanding any term in this Article XII to the contrary, the Sellers representations and warranties in Section 5.1 (Organization, Qualification and Authorization) and Section 5.2 (Company’s Capital Structure shall survive indefinitely; the survival period with respect to Section 5.10 (Tax Matters), Section 5.23 (Employee Benefit Plans and Benefit Arrangements), Section 5.27 (Compliance with Applicable Laws), Section 5.31 (Absence of Certain Business Practices), the Buyer’s warranties in Article VI, and fraud and intentional misrepresentation by any of the parties hereto shall be the applicable statute of limitations plus thirty (30) days; and the survival period with respect to any claim based on Section 12.1.1 (3) shall be the statute of limitations applicable to the payment of such Taxes plus thirty (30) days.

12.3. Indemnification with Respect to Third Party Claims

12.3.1 The Indemnified Party shall give notice of the commencement of any legal action or proceeding, or written assertion of a claim, brought by a third party for which indemnification is provided under this Article XII (a “Third Party Claim”) to the Indemnifying Party within twenty (20) days following the Indemnified Party’s receipt thereof, together with copies of any complaint, summons, written assertion of such Third Party Claim, or similar document. No claim for indemnification on account of a Third Party Claim shall be made and no indemnification therefore shall be available under this article unless and until the Indemnified Party shall have given initial written notice of its claim to the Indemnifying Party as provided herein.

12.3.2 Except as hereinafter provided (including Section 12.3.3), the Indemnifying Party shall have the right to engage counsel and to defend a Third Party Claim, provided that the Indemnifying Party shall have furnished notice of its election to defend to the Indemnified Party within thirty (30) days following delivery of a notice of a Third Party Claim, together with a written acknowledgement that the Indemnifying Party is obligated under the terms of this Agreement to provide indemnity with respect to such Third Party Claim (hereinafter collectively referred to as the “Notice of Acceptance”). If the Sellers are the Indemnifying Party, then the Sellers must give the Notice of Acceptance jointly in order for it to be effective. The Indemnified Party will reasonably cooperate with counsel selected by the Indemnifying Party. The Indemnified Party may elect, at its own expense, to participate in such defense, but the indemnifying Party shall control such defense. If the Indemnifying Party fails to give a Notice of Acceptance within thirty (30) days after receipt of a claim notice respecting a Third Party Claim, then the Indemnified Party may take control of the defense and engage counsel of its choosing to defend the same without prejudice to any of its rights under this Agreement or under applicable law.

12.3.3 Notwithstanding the provisions of Section 12.2.2, if the named parties to an Action or Proceeding include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, then the Indemnified Party will be entitled to separate counsel of its own choosing and to participate in the defense without prejudice to any of its rights under this Agreement or under applicable law.

12.3.4 The Indemnifying Party may settle any Third Party Claim solely involving monetary damages only if the amount of such settlement is to be paid entirely by the Indemnifying Party pursuant to this Article XII. The Indemnifying Party will not enter into a settlement of a Third Party Claim which involves a non-monetary remedy or which will not be paid entirely by the Indemnifying Party without the written consent of the Indemnified Party. If the Indemnifying Party has not assumed the defense of a Third Party Claim within the time provided in Section 12.3.2 hereof, the Indemnified Party shall be free to compromise, defend, and settle the Third Party Claim without prejudice to any of its rights hereunder or under applicable law. In determining whether to accept or reject any settlement proposal, the Indemnified Party and the Indemnifying Party shall act in good faith and with due regard for the reasonable commercial and financial interests of the other.

12.3.5 Notwithstanding the foregoing, in the event of any settlement of, or final judgment with respect to, a Third Party Claim which relates to acts, omissions, conditions, events or other matters occurring both before and after the Closing Date, the Indemnified Party and the Indemnifying Party shall negotiate in good faith as to the portion of such Third Party Claim as to which such indemnification is payable.

12.3.6 The Indemnified Party and the Indemnifying Party shall cooperate with one another in good faith in connection with the defense, compromise, or settlement of any claim or action. Without limiting the generality of the foregoing, the Party controlling the defense or settlement of any matter shall take steps reasonably designed to ensure that the other Party and its counsel are informed at all times of the status of such matter. Neither Party shall dispose of, compromise, or settle any claim or action in a manner that is not reasonable under the circumstances and in good faith. The Indemnifying Party shall enter into such confidentiality and other nondisclosure agreements as the Indemnified Party shall reasonably request in order to protect trade secrets and other confidential or proprietary information of the Indemnified Party or any Affiliate of it. The Indemnified Party shall make available to the Indemnifying Party, upon request, all information reasonably necessary for the Indemnifying Party to evaluate or respond to any claim, investigation, or action relating to the period prior to the Closing Date (in the case Company is the Indemnifying Party), to the period after the Closing Date (in the case Buyer is the Indemnifying Party), or to a claim for indemnification.

12.4. Other Provisions. Notwithstanding anything to the contrary contained in this Agreement, the Sellers shall not have any right of contribution, indemnification, or similar right (whether at common law, by statute, or otherwise) from or against the Company with respect to any claim arising pursuant to this Article XII; and effective as of the Closing, the Sellers hereby waive and release the Company and its successors and assigns from any such right of contribution, indemnification, or similar right with respect to any claim against the Sellers arising pursuant to this Article XII.

12.5. Materiality. Notwithstanding anything contained in this Agreement to the contrary, for purposes of determining the amount of Losses that are the subject matter of a claim for indemnification or reimbursement hereunder, each representation and warranty in this Agreement and schedules and exhibits hereto shall be read without giving effect to the term “Material” or “Material Adverse Effect” or similar phrases contained in such representation or warranty which has the effect of making such representation and warranty less restrictive (as if such word were deleted from such representation and warranty).

12.6. Exclusive Remedy. Except as provided in Section 11.3, the indemnification given by the Parties under this Agreement shall be the Parties’ sole and exclusive remedy, each against the other, with respect to all matters of any kind or nature whatsoever respecting the Business except for any claims arising out of or relating to the fraud or intentional misrepresentation of any Party.

12.7. Exclusions from Losses. Notwithstanding any provision of this Article XII, except with respect to a third party claim that is the subject of indemnification pursuant to this Article XII, no Party shall be entitled to indemnification under this Article XII with respect to consequential, punitive, and exemplary damages.

12.8. Claims Against Escrow and Right of Set-Off. Upon issuance of a notice of claim for indemnification to Sellers’ Representative pursuant to Section 12.1.4 of this Agreement, Buyer may give notice of a claim under the Escrow Agreement. If the funds held in escrow pursuant to the Escrow Agreement are insufficient to offset Buyer’s reasonable estimate of the amount of the claim and the claim is a type described in Section 12.1.2 (2), then Buyer may also set off the amount of such deficiency against any Contingent Payment otherwise due Sellers pursuant to Article IV of this Agreement. The exercise of such right of set-off by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under Article IV of this Agreement. Neither the exercise of nor the failure to exercise such right of set-off or to give notice of a claim under the Escrow Agreement will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

ARTICLE XIII

TAX MATTERS

13.1. Returns; Indemnification; Liability for Taxes. Sellers shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns with respect to the Company for all taxable periods ending on or before the Closing Date (“Company Tax Returns”) and shall pay directly or promptly reimburse Buyer as provided hereunder:

(1) All Taxes of the Company for all taxable years or periods which end on or before the Closing Date;

(2) All Taxes for all taxable years or periods of all members or subsidiaries of any affiliated, unitary, or combined group of which the Company is or has been a member prior to the Closing Date; and

(3) With respect to any taxable period commencing before the Closing Date and ending after the Closing Date (“Straddle Period”), all Taxes of the Company attributable to the portion of the Straddle Period prior to and including the Closing Date (the “Pre-Closing Period”), to the extent such Taxes are not deducted or otherwise accounted for in arriving at Final Working Capital Amount as reflected in the Closing Balance Sheet.

For purposes of this Agreement, the portion of any Tax that is attributable to the Pre-Closing Period shall be:

(1) In the case of a Tax that is not based on net income, gross income, sales, premiums, or gross receipts, the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period, and the denominator of which is the total number of days in such Straddle Period, and

(2) In the case of a Tax that is based on any of net income, gross income, sales, premiums, or gross receipts, the Tax that would be due with respect to the Pre-Closing Period if such Pre-Closing Period were a separate taxable period, except that exemptions, allowances, deductions, or credits that are calculated on an annual basis (such as the deduction for depreciation or capital allowances) shall be apportioned on a per diem basis.

13.2. Transfer Taxes. Any and all transfer, sales, use, bulk sales, recording, registration, documentary, stamp, or other similar Taxes and all conveyance fees, recording charges, and similar fees and charges (including any penalties and interest) incurred in connection with the transfer of the Shares contemplated by this Agreement shall be paid by the Sellers when due. The parties will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees, and charges, and if required by applicable law, the parties will join in the execution of any such Tax Returns or other documentation.

13.3. Post-Closing Returns. Buyer shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns of Company relating to periods ending after the Closing Date or related to the Straddle Period and shall pay (i) all Taxes of the Company for any taxable year or period commencing after the Closing Date; and (ii) all Taxes of the Company for any Straddle Period (other than Taxes attributable to the Pre-Closing Period which if paid by Buyer pursuant to this Section 13.1 shall be promptly reimbursed by Sellers). Buyer shall provide a copy of any such Tax Returns relating to the Straddle Period at least thirty (30) days prior to the date on which it is filed and Sellers shall have the opportunity to comment on and request changes to such Tax Return within five (5) business days after receipt of such Tax Return. Buyer shall make all adjustments necessary to comply with the terms of this Agreement and shall in good faith consider all other comments and changes requested by Sellers.

13.4. Refunds and Credits. All refunds or credits of Taxes for or attributable to taxable years or periods of the Company ending on or before the Closing Date (or the Pre-Closing Period, in the case of a Straddle Period) which are not reflected on the Closing Balance Sheet shall be for the account of Sellers; all other refunds or credits of Taxes, for or attributable to the Company shall be for the account of Buyer. Following the Closing, Buyer shall cause the Company to forward to Sellers any such refunds or credits due Sellers pursuant to this section after receipt or realization thereof by Buyer, and Sellers shall promptly forward (or cause to be forwarded) to Buyer any refunds or credits due to Buyer pursuant to this section after receipt or realization thereof by Sellers, in each case in accordance with the provisions of Section 13.5.2. Any payments of refunds or credits for Taxes required to be paid under this Agreement shall be made within twenty (20) business days of the receipt of any refund or realization of any credit, as the case may be. Any payments not made within such time period shall be subject to an interest charge of six percent (6%) per annum.

13.5. Conduct of Audits and Other Procedural Matters

13.5.1 Each Party shall, at its own expense, control any audit or examination by any taxing authority, and have the right to initiate any claim for refund or amended return, and contest, resolve, and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment of Taxes (“Tax Proceedings”) for any taxable period for which that party is charged with payment or indemnification responsibility under this Agreement, including the Pre-Closing Period if applicable. In the case of any Tax Proceedings relating to any Straddle Period, Buyer shall control such Tax Proceedings and shall consult in good faith with Sellers as to the conduct of such Tax Proceedings.

13.5.2 Each Party shall promptly forward to the other all written notifications and other written communications, including if available the original envelope showing any postmark, from any taxing authority received by such party or its Affiliates relating to any liability for Taxes for any taxable period for which such other party or any of its Affiliates is charged with payment or indemnification responsibility under this Agreement.

13.5.3 Each Indemnifying Party shall promptly notify, and consult with, each Indemnified Party as to any action it proposes to take with respect to any liability for Taxes for which it is required to indemnify another party and shall not enter into any closing agreement or final settlement with any taxing authority with respect to any such liability without the written consent of the Indemnified Parties, which consent shall not be unreasonably withheld.

13.5.4 Each Party shall, at the expense of the requesting Party, execute or cause to be executed any powers of attorney or other documents reasonably requested by such requesting Party to enable it to take any and all actions such Party reasonably requests with respect to any Tax Proceedings which the requesting Party controls.

13.5.5 The failure by a Party to provide timely notice under this subsection shall relieve the other Party from its obligations under this section with respect to the subject matter of any notification not timely forwarded, to the extent the other Party has suffered a Loss or other economic detriment because of such failure to provide notification in a timely fashion.

13.6. Assistance and Cooperation. After the Closing Date, Sellers and Buyer shall (and cause their respective Affiliates to):

(1)	Assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 13.1;

(2)	Cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company;

(3)	Make available to the other Party and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Company;

(4)	Provide timely notice to the other Party in writing of any pending or threatened Tax audits or assessments of the Company for taxable periods for which the other may have a liability under this Article XIII; and

(5)	Furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit with respect to any taxable period for which the other may have a liability under this Article XIII.

ARTICLE XIV

TERMINATION

14.1. Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(1)	By mutual written consent of the Sellers’ Representative and Buyer;

(2)	By either the Sellers’ Representative or Buyer, by delivery of written notice of such termination to the other, if the Closing shall not have been consummated on or before August 31, 2010 (the “Termination Date”), unless the Termination Date is extended by written agreement of the Sellers’ Representative and Buyer; provided, however, that the right to terminate this Agreement under this paragraph shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date;

(3)	By the Sellers’ Representative, by delivery of written notice of such termination to Buyer, if there has been a breach of any representation, warranty, or covenant made by Buyer in this Agreement, such that any condition in Article IX would not be satisfied and which has not been cured by Buyer within fifteen (15) business days after receipt of written notice from the Sellers’ Representative requesting such breach to be cured; provided that the right to terminate this Agreement pursuant to this section shall not be available to the Sellers’ Representative if the failure of the Sellers to fulfill any of their obligations under this Agreement has been the primary cause of, or resulted in, such breach;

(4)	By Buyer, by delivery of written notice of such termination to the Sellers’ Representative, if there has been a breach of any representation, warranty, or covenant made by the Company or Sellers in this Agreement, such that any condition in Article VIII would not be satisfied and which has not been cured by the Company or Sellers, as applicable, within fifteen (15) business days after receipt of written notice from Buyer requesting such breach to be cured; provided that the right to terminate this Agreement pursuant to this section shall not be available to Buyer if the failure of Buyer to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted in, such breach; or

(5)	By either the Sellers’ Representative or Buyer, if any Governmental or Regulatory Authority shall have issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, or other action shall have become final and nonappealable.

14.2. Effect of Termination. If this Agreement is terminated pursuant to Section 14.1, all rights and obligations of the Parties hereunder shall terminate and no Party shall have any liability to the other Party, except for obligations of the parties hereto in Section 11.1 (Nondisclosure of Confidential Information), Section 14.2 (Effect of Termination), Section 15.2 (Notices), Section 15.8 (Choice of Law; Venue and Forum) and 15.4 (Payment of Expenses), which shall survive the termination of this Agreement. Notwithstanding anything to the contrary contained herein, termination of this Agreement pursuant to Section 14.1 shall not release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement prior to such termination. Nothing in this Section 14.2 or elsewhere in this Agreement shall impair the right of Buyer, prior to any termination of this Agreement pursuant to this Section 14.2, to compel specific performance by the Parties of their obligations hereunder at the time herein called for.

ARTICLE XV
MISCELLANEOUS

15.1. Sellers’ Representative. The Sellers hereby make, constitute, and appoint Dennis Demetre and Lori Lewis as attorney-in-fact (the “Sellers’ Representative”) for the Sellers and authorize, empower, and grant to them acting together but not alone full power and authority to take or omit to take any and all actions required or permitted to be taken by them pursuant to or in connection with: the Closing; the Closing Date Balance Sheet; the Calculation of Closing Date Net Working Capital; the Post Closing Adjustment and the calculation of Claims Review and Audit Adjusted EBITDA; Indemnification of Third Party Claims; and the Ancillary Agreements. The power and authority granted to the Sellers’ Representative shall include the right to amend, modify, or waive any term or provision of this Agreement or any other agreement or document executed in connection therewith; the right to issue or determine not to issue any notice required or permitted hereunder or thereunder; and the right to accept and disburse any payments made pursuant to this Agreement. This appointment is irrevocable and coupled with an interest and shall survive any dissolution or liquidation of the Company. In the event of the incapacitation, death, or other occurrence that results in an inability of either or both of Dennis Demetre or Lori Lewis to perform his/her duties as Sellers’ Representative, then Christopher Brandon Lewis will be appointed as Sellers’ Representative.

15.2. Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed given if delivered personally or three (3) days after being mailed by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to Buyer:

Health Management Systems, Inc. 401 Park Avenue South New York, NY 10016 Attn :Walter Hosp Chief Financial Officer With a copy to:

Mark Fitzgerald, Esq.

Powers Pyles Sutter & Verville, PC

1501 M Street, N.W., Seventh Floor

Washington, DC 20005

If to Company:

Allied Management Group – Special Investigation Unit, Inc.
9825 Park Center Drive, Suite 102
Santa Ana, CA 92705 Attn:	Dennis Demetre

With a copy to:

Brian A. Basil, Esq.

Murray Murphy Moul & Basil, LLP

1533 Lake Shore Drive

Columbus, OH 43204

If to Sellers:

Dennis Demetre, Lori Lewis, John Alfred Lewis and Christopher

Brandon Lewis

c/o Christopher Brandon Lewis, Esq.

18501 Auburn Ave.

Santa Ana, CA 92705

or at such other addresses as the Parties may designate by written notice in the manner aforesaid.

15.3. Publicity. Company and Sellers agree that press releases and other widely disseminated public announcements to be made by any of them with respect to the Agreement or the transactions contemplated hereby prior to the Closing shall be subject to mutual agreement, not to be unreasonably withheld.

15.4. Payment of Expenses. Except as otherwise specified in this Agreement, each Party to this Agreement will pay its own legal, accounting, out-of-pocket, and other expenses incident to this Agreement and to any action taken by such Party in preparation for carrying this Agreement into effect, it being expressly understood and agreed among the Parties that any such fees and expenses relating to the transactions contemplated by this Agreement or the agreements executed or delivered pursuant to this Agreement incurred by the Company on or prior to the Closing shall be borne and paid solely by the Sellers.

15.5. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Buyer may assign its right to acquire the Shares to any Affiliate of Buyer, provided that no such assignment shall relieve Buyer of its obligations hereunder for which Buyer shall be jointly and severally liable to Sellers along with the Affiliate of Buyer that acquired the Shares. This Agreement shall be binding on and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns, and no other Person will have any right, benefit, or obligation under this Agreement as a third-party beneficiary or otherwise.

15.6. Entire Agreement; Modification; Waiver. This Agreement, its Schedules and Exhibits constitute the entire agreement among the Parties pertaining to the subject matter contained herein, and supersede all prior and contemporaneous agreements, representations and undertakings of the Parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all Parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

15.7. Interpretation. 15.7.1 This Agreement is the result of negotiations between the Parties. Each Party has received independent legal advice from its attorneys with respect to the advisability of executing this Agreement and the meaning of its provisions. Accordingly, each provision shall be construed as to its fair meaning and not for or against a Party based upon any attribution to it or another Party as the source of the provision.

15.7.2 In this Agreement, unless otherwise indicated or required by the context:

(1)	Words in the singular form include the plural and conversely;

(2)	Words signifying one gender include the others;

(3)	Pronouns signifying a natural person include any other Person or an entity and conversely;

(4)	“Or” is not exclusive;

(5)	Forms of the verb “include” are not limiting;

(6)	Other grammatical uses and forms of a term with a common meaning (e.g., “tax”) given a specialized meaning herein have analogous specialized meanings;

(7)	“Hereof,” “herein,” “hereunder,” and words of similar construction refer to this Agreement as a whole and not to any particular part;

(8)	A reference to a Person includes both natural persons and legal entities of any kind, including corporations, limited liability companies, partnerships, and governmental agencies, and (A) in the case of a Person other than a governmental authority, the Person’s lawful and permitted successors and assigns, or (B) in the case of a governmental agency, Persons succeeding to its powers and functions;

(9)	A reference to an article, section, schedule, exhibit or other part of a document is to such part hereof;

(10)	A reference to a law or statute includes (A) any regulation or rule promulgated under the law or statute and (B) any binding interpretation of the law, statute, regulation, or rule; and

(11)	A reference to a law or regulation with respect to a given point in time includes any amendment, modification, or replacement of such law or regulation in effect at such time..

15.8. Choice of Law; Venue and Forum. This Agreement will be construed, interpreted and the rights of the Parties determined in accordance with the laws of the State of New York (without reference to the choice of law provisions of any jurisdiction), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a Party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers will govern. Any litigation shall be brought in the state or federal courts located in New York, and the Parties consent to such jurisdiction and venue.

15.9. Headings. The headings of the sections and subsections of this Agreement are included for convenience only and shall not affect the construction or interpretation of this Agreement’s provisions.

15.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument. This Agreement may be executed and delivered by facsimile transmission or by electronic mail, and a facsimile or electronic copy of this Agreement or of a signature of a Party will be effective as an original.

15.11. Invalidity. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to in this Agreement, will, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement or any other such instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HMS HOLDINGS CORP.

By:	/s/ Walter D. Hosp

Title:	SVP and Chief Financial Officer

ALLIED MANAGEMENT GROUP-SPECIAL INVESTIGATION UNIT, INC.

By:	/s/Dennis Demetre

Name: Title:	Dennis Demetre Chief Executive Officer

DENNIS DEMETRE

/s/ Dennis Demetre

Seller

JOHN ALFRED LEWIS

/s/ John Alfred Lewis

Seller

LORI LEWIS

/s/ Lori Lewis

Seller

CHRISTOPHER BRANDON LEWIS

/s/ Christopher Brandon Lewis
Seller